02028962

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME C.P. Pokphand Co. Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 15 2002
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3260 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dle

DATE : 5/1/02

Contents

Corporate Information	2
Financial Highlights	3
Details of Biographies of Directors	4
Chairman's Review	5
Management's Discussion and Analysis	9
Financial Review	11
Report of the Directors	22
Report of the Auditors	36
Consolidated Profit and Loss Account	38
Consolidated Statement of Changes in Equity	39
Consolidated Balance Sheet	40
Consolidated Cash Flow Statement	42
Balance Sheet	44
Notes to Financial Statements	45
Notice of Annual General Meeting	121
Explanatory Statement	125

Corporate Information

DIRECTORS

Mr Dhanin Chearavanont
Mr Sumet Jiaravanon
Mr Budiman Elkana
(independent non-executive director)
Mr Min Tieanworn
Mr Prasert Poongkumarn
Mr Thirayut Phitya-Isarakul
Mr Thanakorn Seriburi
Mr Veeravat Kanchanadul
Mr Cheung Koon Yuet, Peter
(independent non-executive director)

AUDIT COMMITTEE

Mr Budiman Elkana
Mr Cheung Koon Yuet, Peter

COMPANY SECRETARY

Ms Choi Yi Mei

REGISTERED OFFICE

Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

PRINCIPAL PLACE OF BUSINESS

21/F Far East Finance Centre
16 Harcourt Road
Hong Kong

AUDITORS

Ernst & Young
Certified Public Accountants
10/F Tower 2
The Gateway
25-27 Canton Road
Kowloon
Hong Kong

LEGAL ADVISORS

Hong Kong
Baker and McKenzie
14/F Hutchison House
10 Harcourt Road
Hong Kong

Chao and Chung
26/F Asia Pacific Finance Tower
Citibank Plaza
3 Garden Road
Hong Kong

Bermuda
Appleby, Spurling & Kempe
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

SHARE REGISTRARS

Hong Kong
Central Registration Hong Kong Limited
17/F Hopewell Centre
183 Queen's Road East
Hong Kong

United Kingdom
Computershare Investor Services Plc
P.O. Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
United Kingdom

Bermuda
Butterfield Corporate Services Limited
65 Front Street, Hamilton
Bermuda

PRINCIPAL BANKERS

Bank of America
The Hongkong and Shanghai Banking Corporation Limited

SHARE LISTINGS

The Stock Exchange of Hong Kong Limited
The London Stock Exchange Limited

ADR FACILITIES

Ratio: 1 ADR = 25 Ordinary Shares
Exchange: OTC
CUSIP#: 125918 10 2

Depositary
The Bank of New York
American Depositary Receipts Division
6/F, 620 Avenue of the Americas
New York NY10011
United States of America

Financial Highlights

	Year ended 31st December, 2001 US$'000 Audited	2000 US$'000 Audited
Turnover	**1,449,463**	1,418,941
Cost of sales	**(1,269,807)**	(1,237,707)
Gross profit	**179,656**	181,234
Selling and distribution costs	**(52,075)**	(56,329)
General and administrative expenses	**(97,965)**	(97,805)
Other income/(losses), net	**27,698**	(10,764)
Profit from operating activities	**57,314**	16,336
Finance costs	**(59,220)**	(72,679)
Share of profits less losses of jointly controlled entities	**13,396**	13,417
Share of profits less losses of associates	**(2,233)**	6,252
Profit/(Loss) before tax	**9,257**	(36,674)
Tax	**(10,640)**	(9,878)
Loss after tax	**(1,383)**	(46,552)
Minority interests' share of profits less losses	**(8,915)**	(4,602)
Net loss from ordinary activities attributable to shareholders	**(10,298)**	(51,154)
Accumulated losses at beginning of year:		
As previously reported	**(135,918)**	(90,360)
– effect of adopting IAS 39	**8,354**	–
– effect of adopting IAS 40	**1,048**	–
As restated	**(126,516)**	(90,360)
Accumulated losses	**(136,814)**	(141,514)
Transfers from/(to) statutory reserves	**(3,669)**	5,596
Accumulated losses at end of year	**(140,483)**	(135,918)
Loss per share:		
Basic	**US cent 0.48**	US cents 2.37
Dividend per share:		
Interim: nil (2000: nil)	–	–
Final: nil (2000: nil)	–	–

Details of Biographies of Directors

Mr. Dhanin Chearavanont, aged 63, is the Honorary Chairman and a Director of the Company. He is also the Chairman of the Charoen Pokphand Group and is jointly responsible with Mr. Sumet Jiaravanon for the planning and management of the Group. He has extensive experience in establishing and operating businesses in Asia, Europe and the United States of America.

Mr. Sumet Jiaravanon, aged 68, is the Chairman and a Director of the Company. He is also the President of the Charoen Pokphand Group and is jointly responsible with Mr. Dhanin Chearavanont for the planning and management of the Group. He has extensive experience in establishing and operating businesses in Asia, Europe and the United States of America.

Mr. Budiman Elkana, aged 71, is an Independent Non-executive Director of the Company. He received both his Bachelor of Business Administration and Master of Accounting from the University of Indonesia and began his career in the public accounting profession in 1959. He was the Partner of SGV Utomo and the Managing Partner of Andersen Consulting in Indonesia. He has extensive experience in the fields of audit and management consultancy. He is the Chairman of the Audit Committee of the Company.

Mr. Min Tieanworn, aged 66, is a Director of the Company. He has been with the Charoen Pokphand Group for over 30 years and is presently responsible for the finance of the Group and is its Chief Financial Officer.

Mr. Prasert Poongkumarn, aged 66, is the Vice Chairman and a Director of the Company. He is also the Chairman of the agro-industrial division of the Charoen Pokphand Group and has extensive experience in agro-industrial operations in Asia and elsewhere.

Mr. Thirayut Phitya-Isarakul, aged 60, is the Vice Chairman, President and a Director of the Company. He is also the Vice Chairman of the agro-industrial division of the Charoen Pokphand Group and has extensive experience in agro-industrial operations in Asia and elsewhere.

Mr. Thanakorn Seriburi, aged 57, is a Director of the Company. He is also the Chairman of the automotive and other industrial division of the Charoen Pokphand Group and has been working since 1979 on investment projects for the Group in the PRC. He has extensive experience in industrial operations in Asia and elsewhere.

Mr. Veeravat Kanchanadul, aged 64, is a Director of the Company. He was formerly Dean of the Business Administration Faculty, National Institute of Development Administration, Thailand. He has been with the Charoen Pokphand Group since 1980. He is currently a senior finance executive of the Group.

Mr. Cheung Koon Yuet, Peter, aged 64, is an Independent Non-executive Director of the Company. He has long years of experience in business administration and previously served as an Executive Director of a listed company in Hong Kong. He is experienced in China trade and business developments in the PRC. He is a member of the Audit Committee of the Company.

Mr. Dhanin Chearavanont and Mr. Sumet Jiaravanon are brothers. Mr. Thirayut Phitya-Isarakul and Mr. Thanakorn Seriburi are also brothers. Other than these relationships, there are no family relationships between any Director or senior executive and any other Director or senior executive of the Company.

RESULTS

The Group continued to face challenging market conditions in the wake of the global economic downturn. Consolidated turnover was US$1,449.5 million (2000: US$1,418.9 million). Consolidated operating profit was US$57.3 million (2000: US$16.3 million). Loss after tax for the year was US$1.4 million (2000: US$46.6 million). Net loss attributable to shareholders was US$10.3 million (2000: US$51.2 million).

DIVIDENDS

The Directors do not recommend a final dividend for the year ended 31st December, 2001 (2000: nil).

RESTRUCTURING

The Company entered into the formal Group Restructuring Agreement (the "Agreement") with its bank creditors on 28th February, 2001. Subsequently, an amended reduction schedule for the scheme indebtedness and an extension of the period of restructuring for twelve months to 31st December, 2003 have been agreed with the creditors and the First Amendment Agreement to the Agreement has been signed on 5th December, 2001. The Company has made three distributions amounting to a total of US$216.8 million to the creditors during the year. The closing date of the Group restructuring will occur on 28th March, 2002.

As a result of the successful conclusion of the Agreement, the Group's borrowings, including bank loans and floating rate notes, have been classified in the financial statements in accordance with the revised terms specified in the restructuring documents as at 31st December, 2001 and the audited financial statements have been prepared on a going concern basis.

Your attention is also drawn to the Report of the Auditors on pages 36 and 37 and note 1 to the financial statements on pages 45 to 47 which highlight the Group's measures to generate additional working capital for the purpose of reducing its indebtedness.

TURNOVER

Consolidated turnover was US$1,449.5 million (2000: US$1,418.9 million). Only the turnover of the Company and its subsidiaries is shown in the financial highlights section on page 3, thus excluding the turnover of all of our PRC jointly controlled entities and associates, which are major business entities in their own right. On the other hand, the table on page 11 which shows the "Total and Attributable Turnover Under Management" of the Company represents the turnover of the Group's business whether as subsidiaries, jointly controlled entities or associates. As the table illustrates, our agri-business in the PRC continues to be the dominant part of the Group's activities.

DIVISIONAL PERFORMANCE

AGRI-BUSINESS

PRC – CT AGRO AND CT INVESTMENT

During the year under review, Chia Tai (China) Agro-Industrial Ltd. ("CT Agro") and Chia Tai (China) Investment Co., Ltd. ("CT Investment"), the two wholly-owned subsidiaries which run our agri-business operations in the PRC, saw a 4.3% increase in turnover.

Turnover on a consolidated basis was US$1,346.5 million (2000: US$1,271.6 million). Together with the turnover of the jointly controlled entities and associates, turnover under management was US$2,543.6 million (2000: US$2,281.2 million). Unit sales of our two main products, complete feed and day-old chicks were 5.5 million tonnes (2000: 5.4 million tonnes) and 436.4 million units (2000: 416.1 million units), increases of 1.9% and 4.9% respectively.

The total consolidated profit attributable to shareholders of CT Agro and CT Investment during the year was US$4.5 million (2000: loss of US$25.8 million).

Our operating results have been materially affected by a number of adverse factors. The Avian flu in Hong Kong during the year together with the import ban on Chinese poultry products imposed by Korea and Japan in June 2001 had affected our sales of day-old chicks and chicken meat in the domestic and export markets. Although the ban was released in August 2001, the PRC government has imposed strict controls over the exportation such that we have to divert most of our chicken meat products to the domestic market and faced severe competition with the local producers. Moreover, the epidemic disease of swine in some areas and the drastic increase in cost of major raw materials also affected our growth in the sales of feeds and the gross profit contribution.

The Group will continue to focus on value-added meat processing products. We will also explore the potential markets in Europe and develop in the domestic aqua feed market.

During the year, the Group disposed of 40,326,024 shares of Shanghai Dajiang (Group) Stock Co., Ltd. at an average price of US$0.73 per share, and recorded a gain of US$26.0 million.

The performance of our PRC agri-business ventures is presented on pages 14 to 17.

TURKEY

Our Turkish operation still sustained a loss in 2001. Loss after tax of this division was US$3.9 million (2000: US$4.2 million). As there is a tendency to tighten the control of environmental protection in Western Europe, part of the poultry production has recently been shifted to Eastern Europe and the Middle East. Thus, our Turkish operation is expected to benefit in the near future.

THAILAND

During the year under review, the Group received a dividend of US$1.7 million (2000: US$15.7 million) from its investment in Charoen Pokphand Foods Public Company Limited ("CPF") and has disposed of its entire shareholding in CPF, resulting in a gain of disposal of US$4.6 million (2000: nil).

INDONESIA

The Group maintains a 19.75% interest in P.T. Surya Hidup Satwa and a 14.17% interest in P.T. Central Proteinaprima, both of which are expected to be sold in the open market in 2002. Due to a change of requirement in International Accounting Standards, the Group has restated the fair value of the Indonesian investments to US$6.4 million.

INDUSTRIAL BUSINESS

PRC – EK CHOR CHINA

During the year under review, the motorcycle business of Ek Chor China Motorcycle Co. Ltd. ("Ek Chor China"), our 68.20%-owned New York-listed subsidiary, continued to face difficult business conditions. However, the operating results of our parts manufacturing ventures were satisfactory taking into consideration the competitive market environment. Net income for Ek Chor China was RMB38.3 million (US$4.6 million) (2000: RMB28.0 million/US$3.4 million). Basic earnings per share was RMB2.19 (US$0.26) (2000: RMB1.60/US$0.19).

Luoyang Northern Ek Chor Motorcycle Company Limited reported a net loss of RMB25.0 million (US$3.0 million) for the year under review (2000: net income of RMB0.7 million/US$0.1 million).

Shanghai-Ek Chor General Machinery Co., Ltd. reported a net income of RMB133.4 million (US$16.1 million) during the year, an increase of 26.6% from 2000 (2000: RMB105.4 million/US$12.7 million).

Zhan Jiang Deni Carburetor Co. Ltd. reported a net income of RMB25.8 million (US$3.1 million) during the year (2000: RMB26.9 million/US$3.2 million).

ECI Metro Investment Co., Ltd. ("ECI Metro"), the 50%-owned venture in the dealership business of Caterpillar products, reported a net income of RMB1.8 million (US$0.2 million) (2000: RMB7.3 million/US$0.9 million) during the year. Strong competition in the second half of the year led to a drop in sales. In January, 2002, ECI Metro was awarded with four additional provinces by Caterpillar in its dealership territory.

Summarised financial information of Ek Chor China is presented on pages 18 to 21.

OUTLOOK

With the recent entry to the World Trade Organization ("WTO") by the PRC, certain laws and regulations will be under review in order to satisfy the requirement of the WTO. At the moment, the impact is yet to be anticipated, but we expect the impact to our feed business would be neutral. The Group will closely monitor the development of market conditions and formulate strategic plans to cope with the challenges ahead.

Sumet Jiaravanon
Chairman

Hong Kong
27th March, 2002

LIQUIDITY AND FINANCIAL RESOURCES

At the end of 2001, the Group had total assets of US$1,081.5 million, down 19.3% from US$1,340.5 million in 2000. Total debt was US$752.4 million (2000: US$991.6 million). Our debt to equity ratio was 508% (2000: 643%).

An analysis of our balance sheet is shown on page 12.

CAPITAL STRUCTURE

The Group finances its working capital requirements through a combination of funds generated from operations, short term and long term bank loans, floating rate notes and from the disposal of certain assets and investments. The Group had cash and cash equivalents of US$88.6 million as at 31st December, 2001 (2000: US$191.2 million), a decrease of US$102.6 million.

INTEREST STRUCTURE AND EXCHANGE RATES EXPOSURE

Most of the borrowings by the Group in Hong Kong are in U.S. dollars, and the interest rates ranged from 4.3% to 9.5% per annum in 2001.

The majority of the borrowings by the Group's ventures in the PRC are in RMB obtained from the local banks, with a small amount in U.S. dollars. Most of these ventures are paying interest rates ranging from 3.0% to 9.9% per annum in 2001.

All sales in the PRC are denominated in RMB, and export sales are denominated in foreign currencies. The ventures require foreign currencies for the purchase of imported raw materials, parts and components, and they are able to obtain the foreign currencies necessary to meet their operational needs. We expect that the exchange rate between RMB and U.S. dollar will remain stable, otherwise, the Group's cash inflow of dividends generated from the PRC ventures will be affected. Please refer to note 37 to the financial statements for details. As neither the Bank of China nor other financial institutions authorised to engage in foreign exchange transactions in the PRC offers forward exchange contracts, the Group is not able to hedge for the foreign exchange exposure of RMB.

The Group's borrowing in Turkey are predominantly in U.S. dollars, with a small amount in Turkish Lira. The interest rates for U.S. dollar borrowings ranged from 2.2% to 6.9% per annum in 2001. The Group has suffered loss as a result of the changes in both the interest and exchange rates after the outbreak of the financial turmoil and the free float of the Turkish Lira since February, 2001. However, our Turkish division managed to deal with the crisis without any problem in terms of liquidity.

The Group had not engaged in any derivative for hedging against both the interest and exchange rate risks at the balance sheet date (2000: nil).

CHARGES ON GROUP ASSETS

As at 31st December, 2001, out of the total borrowings of US$752.4 million (2000: US$991.6 million) obtained by the Group, only US$120.3 million (2000: US$108.5 million) were secured and accounted for 16.0% (2000: 10.9%) of the total. Details of the classification and charges on Group assets are set out in note 33 to the financial statements.

CAPITAL COMMITMENTS

The capital expenditure commitments and the operating lease commitments of the Group at the balance sheet date are set out in note 38 to the financial statements.

CONTINGENT LIABILITIES

As at 31st December, 2001, the Group has provided certain guarantees to jointly controlled entities, a related company and third parties, details of the contingent liabilities are shown in note 39 to the financial statements.

EMPLOYEE AND REMUNERATION POLICIES

As at 31st December, 2001, the Group employed around 31,000 staff in the PRC, Hong Kong and Turkey. The Group remunerates its employees based on their performance, experience and prevailing market rate while performance bonuses are granted on a discretionary basis. Other employee benefits include insurance and medical cover, subsidised educational and training programmes as well as share option scheme. Details of retirement benefits schemes are shown in note 41 to the financial statements.

THE COMPANY

TOTAL AND ATTRIBUTABLE TURNOVER UNDER MANAGEMENT

The following table summarises the total and attributable turnover under the Company's management. This table includes 100% of the turnover of all of the business we have invested in, whether as subsidiaries, jointly controlled entities or associates, and is designed to give you a better picture of the range and size of our activities.

	Total		**Group Ownership**	**Attributable**	
	US$ million	*%*	*%*	*US$ million*	*%*
PRC agri-business	2,543.6	88.1	33-100	1,706.5	90.7
Turkey agri-business	100.9	3.5	83-100	84.8	4.5
PRC industrial business	241.2	8.3	14-38	87.5	4.7
Investment properties/ Investment holding	2.0	0.1	100	2.0	0.1
	2,887.7	100.0		1,880.8	100.0

ANALYSIS OF TURNOVER AND NET PROFIT/(LOSS) ATTRIBUTABLE TO SHAREHOLDERS BY PRINCIPAL ACTIVITY AND GEOGRAPHICAL LOCATION OF OPERATIONS

	Turnover		**Net Profit/(Loss)**	
	2001 US$'000	2000 US$'000	**2001 US$'000**	2000 US$'000
Agri-business operations				
PRC	**1,346,546**	1,271,552	**4,462**	(25,812)
Turkey	**100,935**	131,362	**(3,901)**	(4,194)
	1,447,481	1,402,914	**561**	(30,006)
Thailand	**1,701**	15,738	**6,300**	17,048
Indonesia	**–**	–	**(1,978)**	–
	1,449,182	1,418,652	**4,883**	(12,958)
Industrial operations	**–**	–	**3,232**	2,394
Investment properties	**254**	271	**(660)**	(4,334)
Investment holding*	**27**	18	**(17,753)**	(36,256)
	1,449,463	1,418,941	**(10,298)**	(51,154)

* *including Hong Kong headquarters' general expenses*

BALANCE SHEET

GEOGRAPHICAL BREAKDOWN OF TOTAL ASSETS

	2001		2000	
	US$ million	%	US$ million	%
PRC				
Hong Kong	31.2	2.9	134.5	10.0
Elsewhere	990.4	91.6	1,068.4	79.7
	1,021.6	94.5	1,202.9	89.7
Turkey	53.5	4.9	70.9	5.3
Thailand	–	–	66.7	5.0
Indonesia	6.4	0.6	–	–
	1,081.5	100.0	1,340.5	100.0

KEY RATIOS

	2001	2000
	%	%
Debt to equity ratio*	508	643
Long term debt to equity ratio	218	241
Working capital ratio	54	65
Quick ratio	31	44
Net asset value per share	US cents 3.18	US cents 3.57

* *Debt to equity ratio = Total debt/Net asset value*

JOINTLY CONTROLLED ENTITIES AND ASSOCIATES

The following, prepared on a combined 100% basis, presents the combined financial position and results of operations of all jointly controlled entities and associates involving in agri-business and industrial business as at the balance sheet date accounted for by the Group, using the equity method, for the year ended 31st December, 2001:

	PRC		
	Agri-business	**Industrial business**	**Total**
	US$'000	*US$'000*	*US$'000*
Balance Sheet Data:			
Fixed assets	282,295	102,118	384,413
Long term investments	29,624	6,104	35,728
Long term receivables and other assets	1,558	3,064	4,622
Current assets	326,048	152,293	478,341
Creditors: amounts falling due within one year	(402,826)	(118,021)	(520,847)
Net current assets/(liabilities)	(76,778)	34,272	(42,506)
Creditors: amounts falling due after one year	(15,021)	(6,354)	(21,375)
	221,678	139,204	360,882
Shareholders' funds	210,059	136,308	346,367
Minority interests	11,619	2,896	14,515
	221,678	139,204	360,882
Profit and Loss Account Data:			
Turnover	903,648	241,189	1,144,837
Profit before tax	347	22,548	22,895
Tax	(3,200)	(7,178)	(10,378)
Minority interests' share of losses/(profits)	457	(415)	42
Profit/(Loss) attributable to shareholders	(2,396)	14,955	12,559
Group's proportionate share of profits less losses after tax for the year	(933)	7,136	6,203

Financial Review (continued)

DIVISIONAL PERFORMANCE

CT AGRO AND CT INVESTMENT

The combined consolidated profit and loss account and balance sheet of CT Agro and CT Investment are set out as follows:

COMBINED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	2001 US$'000	2000 US$'000
Turnover	1,346,546	1,271,552
Operating costs	(1,331,941)	(1,300,675)
Operating profit/(loss)	14,605	(29,123)
Share of profits less losses of jointly controlled entities and associates	(1,648)	8,204
Profit/(Loss) before tax	12,957	(20,919)
Tax	(5,858)	(5,836)
Profit/(Loss) after tax	7,099	(26,755)
Minority interests' share of losses/(profits)	(2,637)	943
Net profit/(loss) attributable to shareholders	4,462	(25,812)

COMBINED CONSOLIDATED BALANCE SHEET

		2001		2000
		US$ million		*US$ million*
Fixed assets		**550.6**		585.5
Jointly controlled entities and associates		**83.0**		91.7
Other investments		**0.1**		1.3
Goodwill		**5.4**		5.3
Current assets	**381.6**		276.8	
Current liabilities	**(610.8)**		(508.8)	
Net current liabilities		**(229.2)**		(232.0)
Term loans		**(52.4)**		(49.2)
Net operating assets		**357.5**		402.6
Share capital		**30.1**		30.1
Reserves		**(97.6)**		(98.0)
Amount due to holding company		**374.8**		424.0
		307.3		356.1
Minority interests		**50.2**		46.5
		357.5		402.6

Financial Review (continued)

AGRI-BUSINESS PERFORMANCE SUMMARY

Turnover under management –
agri-business projects in the PRC


US$mn
3,000
2,500
2,000
1,500
1000
500
0
2,816.1
2,428.8
1,989.6
2,281.2
2,543.6
1997
1998
1999
2000
2001

Sales volume of day-old chicks in the PRC


Birds (mn)
500
400
300
200
100
0
411
394
393
416
436
1997
1998
1999
2000
2001

Sales volume of complete feed in the PRC


Tonnes (mn)
8
7
6
5
4
3
2
1
0
6.1
5.3
4.8
5.4
5.5
1997
1998
1999
2000
2001

TOTAL UNIT SALES OF MAJOR PRODUCTS

For the year ended 31st December, 2001

Complete feed	Concentrate	Premix	Day-old chicks	Broiler meat
(tonnes)	*(tonnes)*	*(tonnes)*	*('000 birds)*	*(tonnes)*
5,468,557	730,301	95,286	436,384	340,397

ANALYSIS OF PRC AGRI-BUSINESS SALES AND PROFITABILITY

Category	Number of Projects	Sales *RMB million*
1. Projects which were profitable in both 2000 and 2001	42	12,591
2. Projects which became profitable in 2001	15	1,191
3. Projects which incurred a loss in 2001	45	7,326
4. Projects which commenced operation in 2001	2	4
Total	104	21,112

Category	Number of Projects	Net profit/(loss) *RMB million*
1. Projects which were profitable in both 2000 and 2001	42	492
2. Projects which became profitable in 2001	15	21
3. Projects which incurred a loss in 2001	45	(493)
4. Projects which commenced operation in 2001	2	(4)
Total	104	16

EK CHOR CHINA

The following information is extracted from the 2001 audited financial statements and annual report of Ek Chor China:

CONSOLIDATED STATEMENTS OF INCOME

	For the years ended 31st December,		
	2001	2001	2000
	US$'000	*RMB'000*	*RMB'000*
Share of net income of joint ventures and associated companies	6,995	57,922	61,829
Interest income	679	5,620	7,171
Other income	152	1,263	3,605
	7,826	64,805	72,605
General and administrative expenses	(3,312)	(27,427)	(30,816)
Foreign exchange gains, net	2	19	104
Provision for investments	–	–	(14,263)
	(3,310)	(27,408)	(44,975)
Income before minority interests	4,516	37,397	27,630
Minority interests	114	942	348
Net income	4,630	38,339	27,978
Basic and diluted earnings per share *(Note 1)*	US$0.26	RMB2.19	RMB1.60

Note:

1 Earnings per share

The calculation of basic earnings per share is based on the weighted average number of shares outstanding during the applicable period.

The weighted average number of shares of Common Stock outstanding was 17,526,000 for each of the years ended December 31, 2001 and 2000.

As there were no diluted potential common shares in 2001 and 2000, the amounts of diluted earnings per share are the same as that of basic earnings per share for both of the years.

CONSOLIDATED BALANCE SHEETS

	2001 US$'000	2001 RMB'000	2000 RMB'000
ASSETS			
Current assets:			
Cash	**15,133**	**125,299**	167,669
Prepayments, deposits and other receivables	**407**	**3,372**	2,061
Total current assets	**15,540**	**128,671**	169,730
Amounts due from related parties	**16,432**	**136,058**	95,341
Property and equipment, net	**5,356**	**44,346**	45,879
Investments in PRC joint ventures	**50,676**	**419,599**	420,121
Investments in associated companies	**8,543**	**70,735**	71,740
Total assets	**96,547**	**799,409**	802,811
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Accounts payable and accrued expenses	**369**	**3,050**	7,482
Total current liabilities	**369**	**3,050**	7,482
Amount due to a related party	**627**	**5,192**	6,134
Shareholders' equity:			
Capital stock – Common stock, par value US$0.10 per share, 25,000,000 shares authorized; 17,526,000 shares outstanding	**1,286**	**10,652**	10,652
Additional paid-in capital	**89,472**	**740,828**	740,828
Retained earnings	**4,793**	**39,687**	37,715
Total shareholders' equity	**95,551**	**791,167**	789,195
Total liabilities and shareholders' equity	**96,547**	**799,409**	802,811

SUMMARY OF FINANCIAL INFORMATION

	For the years ended 31st December,		
	2001	2001	2000
	US$'000	*RMB'000*	*RMB'000*
Ek Chor China			
Share of net income of joint ventures and associated companies	6,995	57,922	61,829
Provision for investments	–	–	(14,263)
Income before income taxes and minority interests	4,516	37,397	27,630
Net income	4,630	38,339	27,978
Basic and diluted earnings per share	US$0.26	RMB2.19	RMB1.60
Luoyang Motorcycle			
Net sales	79,217	655,915	843,623
Operating income/(loss)	(2,780)	(23,018)	359
Income/(Loss) before taxes	(2,648)	(21,923)	6,717
Net income/(loss)	(3,022)	(25,023)	664
Shanghai Machinery			
Net sales	119,056	985,784	954,698
Operating income	23,366	193,473	175,478
Income before taxes	22,322	184,826	160,793
Net income	16,112	133,406	105,430
Deni Carburetor			
Net sales	24,819	205,499	230,209
Operating income	4,130	34,194	39,668
Income before taxes	3,803	31,487	30,897
Net income	3,112	25,765	26,894
ECI Metro			
Net sales	31,086	257,389	285,927
Operating income	641	5,308	9,800
Income before taxes	152	1,258	8,621
Net income	217	1,800	7,323
Shanghai Nissei			
Net sales	10,707	88,652	61,101
Operating income	1,384	11,461	1,752
Income before taxes	1,343	11,122	662
Net income	1,343	11,122	662

UNIT SALES

		Unit sales for the years ended 31st December, 2001	2000	% Increase/ (Decrease) over 2000
Luoyang Motorcycle	– 50cc model	**13,018**	5,934	119.4
	– 90cc model	**86,715**	128,415	(32.5)
	– 100cc model	**54,503**	36,811	48.1
	– 110cc model	**7,510**	33,456	(77.6)
	– 125cc model	**28,661**	26,479	8.2
	– 150cc model	**535**	156	242.9
		190,942	231,251	(17.4)
Shanghai Machinery	– Air conditioner compressors	**736,493**	599,751	22.8
	– Receiver-dryers	**475,105**	417,669	13.8
Deni Carburetor	– Motorcycle carburetors	**2,246,200**	2,003,597	12.1
	– Automotive carburetors	**20,400**	38,228	(46.6)

Report of the Directors

The directors present their report together with the audited financial statements of the Company and the Group for the year ended 31st December, 2001.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding.

The subsidiaries, jointly controlled entities and associates are principally engaged in the trading of agricultural products, feedmill and poultry operations, the production and sale of motorcycles and accessories for automotives and property and investment holding. There were no significant changes in the nature of the Group's principal activities during the year.

SEGMENT INFORMATION

An analysis of the Group's turnover and contribution to results by principal activity and geographical location of operations are set out in notes 5 and 12 to the financial statements, respectively.

RESULTS AND DIVIDENDS

The Group's loss for the year ended 31st December, 2001 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 38 to 120.

The directors do not recommend the payment of any dividends in respect of the year.

SUMMARY FINANCIAL INFORMATION

The consolidated assets and liabilities and results of the Group for the five years ended 31st December, 2001, as extracted from the published audited financial statements are as follows:

	2001	2000	1999	1998	1997
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Total assets	**1,081,488**	1,340,541	1,341,274	1,427,373	1,524,051
Total liabilities	**933,287**	1,186,340	1,154,019	1,212,777	1,277,013
Minority interests	**79,581**	77,235	82,801	94,334	95,833
Shareholders' equity	**68,620**	76,966	104,454	120,262	151,205
	1,081,488	1,340,541	1,341,274	1,427,373	1,524,051
Net loss from ordinary activities attributable to shareholders	**(10,298)**	(51,154)	(13,679)	(26,889)	(91,222)

FIXED ASSETS

Details of movements in the fixed assets of the Company and the Group during the year are set out in note 17 to the financial statements.

INVESTMENT PROPERTIES

Details of movements in the Group's investment properties are set out in note 18 to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

Details of the Company's share capital and share options are set out in note 34 to the financial statements.

There are no provisions for pre-emptive rights under the Company's bye-laws or the laws of Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 35 to the financial statements.

DISTRIBUTABLE RESERVES

At 31st December, 2001, the Company had a contributed surplus of US$6,093,000 (2000: US$6,093,000) which is distributable to shareholders under certain prescribed circumstances. In addition, the Company's share premium account in the amount of US$51,210,000 (2000: US$51,210,000) may be distributed in the form of fully paid bonus shares. The directors have no present intention of distributing any of the above distributable reserves.

DONATIONS

During the year, the Group made contributions for charitable and other purposes totalling US$298,000 (2000: US$2,450,000).

MAJOR CUSTOMERS AND SUPPLIERS

The turnover and purchases attributable to the five largest customers and suppliers accounted for less than 30% of the total Group's turnover and purchases for the year, respectively.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive directors:
Dhanin Chearavanont
Sumet Jiaravanon
Min Tieanworn
Prasert Poongkumarn
Thirayut Phitya-Isarakul
Thanakorn Seriburi
Veeravat Kanchanadul

Independent non-executive directors:
Budiman Elkana
Cheung Koon Yuet, Peter

In accordance with the Company's bye-laws, Messrs. Dhanin Chearavanont, Budiman Elkana and Cheung Koon Yuet, Peter will retire and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.

The independent non-executive directors of the Company are appointed for a term of one year and are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's bye-laws.

DIRECTORS' SERVICE CONTRACTS

No director proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

Details of directors' interests in contracts are set out in note 40 to the financial statements.

Except as disclosed in note 40, no director had a beneficial interest, either direct or indirect, in any significant contract to which the Company or any of its subsidiaries was a party at the balance sheet date or at any time during the year.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN THE SHARE CAPITAL OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

At the balance sheet date, the interests of the directors and the chief executive and their associates in the share capital of the Company as recorded in the register required to be kept under Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") were as follows:

	Nature of interest				
Name of director/ chief executive	**Personal**	**Family**	**Corporate**	**Other**	**Total number of shares**
Dhanin Chearavanont	–	–	1,066,662,834 [1]	–	1,066,662,834
Sumet Jiaravanon	–	–	1,066,662,834 [1]	–	1,066,662,834 [2]

(1) 471,425,889 shares were held by Perfect Investment Limited and 595,236,945 shares were held by Pakeman Co. Inc. and its subsidiary. Messrs. Dhanin Chearavanont and Sumet Jiaravanon have beneficial interests in these two companies.

(2) 1,066,662,834 shares are duplicated in the corporate interest attributable to Mr. Dhanin Chearavanont.

At the balance sheet date, the beneficial interests of the directors and the chief executive and their associates in the share capital of the Company's associated corporations, as defined in the SDI Ordinance, were as follows:

Name of director/ chief executive	Name of corporation in which notifiable interest is held	Number of shares held
Dhanin Chearavanont	Ek Chor China Motorcycle Co. Ltd.	80,000
	P.T. Central Proteinaprima	214,167,770
	P.T. Surya Hidup Satwa	104,400,000
Sumet Jiaravanon	Ek Chor China Motorcycle Co. Ltd.	80,000
	P.T. Central Proteinaprima	214,167,770*
	P.T. Surya Hidup Satwa	104,400,000*
Thanakorn Seriburi	Chia Tai Quanzhou Company Limited	20,000
	Ek Chor China Motorcycle Co. Ltd.	100,000

* *These shares were duplicated in the interests owned by Mr. Dhanin Chearavanont.*

Save as disclosed above, none of the directors and the chief executive or their associates had any personal, family, corporate or other interests in the equity or debt securities of the Company or any of its associated corporations as defined in the SDI Ordinance.

SHARE OPTION SCHEME

The Company operates a share option scheme (the "Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Scheme include the Company's directors and senior executives of the Group. The Scheme became effective since 10th April, 1992 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of unexercised share options currently permitted to be granted under the Scheme is an amount equivalent, upon their exercise, to approximately 10% of the shares of the Company in issue at any time. During the year ended 31st December, 2001, no shares had been issued under the share options granted under the Scheme. The maximum number of shares issuable under the share options granted under the Scheme was 145,633,678, which represented approximately 6.7% of the Company's shares in issue as at 31st December, 2001.

The offer of a grant of share options may be accepted within 21 days from the date of the offer, with no consideration being payable by the grantee. The exercise period of the share options granted is determinable by the directors, which may commence from the date of grant and end on the date falling within 10 years from the date of grant.

The exercise price of the share options is determinable by the directors, which shall not be less than the higher of (a) an amount equal to 80% of the average closing price of the Company's shares for the five trading days immediately preceding the date of offer as stated in the daily quotation sheet of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"); and (b) the nominal amount of one share of the Company. However, since 1st September, 2001, the Company cannot grant any further options under the Scheme which does not comply with the new requirements pursuant to Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The following share options were outstanding under the Scheme during the year:

	Number of Share Options								
Name or category of participant	At 1st January, 2001	Granted during the year	Exercised during the year	Lapsed during the year	Cancelled during the year	At 31st December, 2001	Date of grant	Exercise period	Exercise price HK$
Directors									
Prasert Poongkumarn	501,991	-	-	-	-	501,991	10th April, 1992	10th April, 1992 to 10th April, 2002	1.64
	18,479,248	-	-	-	-	18,479,248	20th May, 1994	20th May, 1994 to 20th May, 2004	1.752

Name or category of participant	Number of Share Options: At 1st January, 2001	Granted during the year	Exercised during the year	Lapsed during the year	Cancelled during the year	At 31st December, 2001	Date of grant	Exercise period	Exercise price HK$
Thirayut Phitya-Isarakul	25,000,000	-	-	-	-	25,000,000	10th August, 1998	10th August, 1998 to 10th August, 2008	0.3875
Thanakorn Seriburi	17,500,000	-	-	-	-	17,500,000	10th August, 1998	10th August, 1998 to 10th August, 2008	0.3875
Other employees									
In aggregate	55,798,000	-	-	-	-	55,798,000	10th April, 1992	10th April, 1992 to 10th April, 2002	1.64
	18,433,164	-	-	-	-	18,433,164	24th April, 1992	24th April, 1992 to 24th April, 2002	1.892
	2,221,275	-	-	-	-	2,221,275	28th July, 1992	28th July, 1992 to 28th July, 2002	2.15
	7,700,000	-	-	-	-	7,700,000	10th August, 1998	10th August, 1998 to 10th August, 2008	0.3875

Apart from the share option scheme, further details of which are set out in note 34 to the financial statements, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the directors, their respective spouse, or children below 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Report of the Directors (continued)

SUBSTANTIAL SHAREHOLDERS

At the balance sheet date, the following shareholders had notified the Company of a direct or indirect interest in 10% or more of the issued share capital of the Company:

Name	*Notes*	**Number of shares held**
Charoen Pokphand Overseas Investment Company Limited	*(1)*	223,462,249
Charoen Pokphand (Hong Kong) Company Limited	*(1)*	223,462,249
Chia Tai International Investment Company Limited	*(2)*	247,963,640
Charoen Pokphand (China) Company Limited	*(2)*	247,963,640
Charoen Pokphand Holding Company Limited	*(3)*	471,425,889
Perfect Investment Limited	*(4)*	471,425,889
Pakeman Co. Inc.	*(5)*	595,236,945

Notes:

(1) Charoen Pokphand Overseas Investment Company Limited directly owned 223,462,249 shares in the Company. Charoen Pokphand (Hong Kong) Company Limited has also declared an interest in these same 223,462,249 shares by virtue of its shareholding in Charoen Pokphand Overseas Investment Company Limited.

(2) Chia Tai International Investment Company Limited directly owned 247,963,640 shares in the Company. Charoen Pokphand (China) Company Limited has also declared an interest in these same 247,963,640 shares by virtue of its shareholding in Chia Tai International Investment Company Limited.

(3) Certain of the subsidiaries of Charoen Pokphand Holding Company Limited beneficially owned 223,462,249 shares in the Company. It has also declared an additional interest in the same 247,963,640 shares referred to in note (2) above by virtue of its shareholding in Charoen Pokphand (China) Company Limited.

(4) Perfect Investment Limited has declared an interest in the same 471,425,889 shares in which Charoen Pokphand Holding Company Limited has declared an interest, by virtue of its shareholding in Charoen Pokphand Holding Company Limited.

(5) Pakeman Co. Inc. and its subsidiary beneficially owned a total of 595,236,945 shares in the Company.

Apart from the foregoing, no person, other than the directors or chief executive of the Company, whose interests are set out above, had registered an interest in the share capital of the Company that was required to be recorded under Section 16(1) of the SDI Ordinance.

CONNECTED TRANSACTIONS

As far as the transactions took place during the year are concerned, transactions as set out in note 40(a) and (b) to the financial statements under the heading of "Related party transactions" were connected transactions. The remaining transactions as set out under the heading of "Related party transactions" did not constitute connected transactions.

The independent non-executive directors have confirmed that the connected transactions arose in the ordinary and usual course of the Group's business and they were entered into based on normal commercial terms and in accordance with the terms of the agreements of the underlying transactions.

COMPETING BUSINESS

Pursuant to Rule 8.10(2) of the Listing Rules, details of the interests held by the directors of the Company in business, which compete or are likely to compete with the Company, are disclosed as follows:

(i) **Chia Tai Group (Tianjin) Enterprises Co., Ltd. ("CT Tianjin")**

CT Tianjin is a wholly foreign-owned enterprise established in the People's Republic of China (the "PRC") in which Messrs. Dhanin Chearavanont and Sumet Jiaravanon, directors of the Company, ultimately own 50% and 45% interests, respectively.

CT Tianjin is engaged in the extraction of soybean oil and manufacturing of soybean meal for domestic consumption in the PRC. Its turnover amounted to RMB803.8 million for the year ended 31st December, 2001. CT Tianjin may compete with five joint ventures under the Company which are engaged in similar business in the nearby provinces.

CT Tianjin is managed by a separate management team and the business transactions are carried out at arm's length and at the prevailing market prices.

(ii) C.P. Inter Food (Thailand) Co., Ltd. ("C.P. Inter Food")

C.P. Inter Food is a company established in Thailand in which Mr. Prasert Poongkumarn, a director of the Company, is also an executive director.

C.P. Inter Food is engaged in meat processing activities for domestic consumption in Thailand. Its turnover amounted to Baht 2,058.0 million for the year ended 31st December, 2001. C.P. Inter Food is likely to compete with the meat processing business of Charoen Pokphand Foods Public Company Limited ("CPF"). During the year, the Group has disposed of all its interests in CPF.

The business transactions of C.P. Inter Food are carried out at arm's length and at market prices.

(iii) Beijing Dafa Chia Tai Co. Ltd. ("Beijing Dafa")

Beijing Dafa is a Sino-foreign owned enterprise established in the PRC in which Messrs. Dhanin Chearavanont and Sumet Jiaravanon, directors of the Company, ultimately own 50% and 45% interests, respectively.

Beijing Dafa is engaged in the broiler integration business for both domestic consumption in the PRC and for export. Its turnover amounted to RMB1,304.6 million for the year ended 31st December, 2001. Beijing Dafa may compete with the joint ventures under the Company which are engaged in similar business.

Beijing Dafa is managed by a separate management team and the business transactions are carried out at arm's length and at the prevailing market prices.

PRACTICE NOTE 19 OF THE LISTING RULES

As at 31st December, 2001, the financial assistance and guarantees given to and for affiliated companies in aggregate amounted to approximately 53.3% of the audited consolidated net assets of the Company as at the same date. Furthermore, there were covenants in certain loan agreements of the Group relating to specific performance obligations of the Company's controlling shareholders.

The following information is hereby disclosed pursuant to Practice Note 19 of the Listing Rules:

(i) Information extracted from the balance sheets as at 31st December, 2001 of the affiliated companies to which the Company has provided financial assistance is as follows:

Name of affiliated companies	**Equity interest owned by the Group**	**Total assets**	**Total liabilities**	**Net asset value/ (Deficiency in assets)**
		US$'000	*US$'000*	*US$'000*
Beijing Chia Tai Feedmill Limited	33%	9,860	8,024	1,836
Beijing Poultry Breeding Company Limited	36%	19,052	10,586	8,466
Henan East Chia Tai Co., Ltd.	50%	9,073	4,473	4,600
Jilin Dalong Feed Co., Ltd.	30%	1,644	645	999
Jilin De Da Company Limited	50%	180,051	143,129	36,922
Kaifeng Chia Tai Company Limited	50%	22,711	17,459	5,252
Luoyang Northern Ek Chor Motorcycle Company Limited	38%	72,371	38,414	33,957
Nantong River Mouth Bio-tech Co., Ltd.	33%	8,977	6,733	2,244
Shanghai Dahua Industrial Appliances Co., Ltd.	40%	7,303	3,238	4,065
Tangshan Chia Tai Feedmill Co., Ltd.	38%	3,562	4,200	(638)
Total		334,604	236,901	97,703

(ii) Information extracted from the balance sheets as at 31st December, 2001 of the affiliated companies to which the Company has provided guarantees for facilities/loans offered to them is as follows:

Name of affiliated companies	Equity interest owned by the Group	Total assets	Total liabilities	Net asset value/ (Deficiency in assets)
		US$'000	*US$'000*	*US$'000*
Beijing Chia Tai Feedmill Limited	33%	9,860	8,024	1,836
Han Dan Chia Tai Feed Co., Ltd.	50%	2,544	2,625	(81)
Jilin Chia Tai Company Limited	45%	7,654	13,236	(5,582)
Jilin Chia Tai Enterprises Co., Ltd.	50%	15,373	5,837	9,536
Kaifeng Chia Tai Company Limited	50%	22,711	17,459	5,252
P.T. Centralpertiwi Bahari	16%	111,798	152,781	(40,983)
Total		169,940	199,962	(30,022)

(iii) Loan agreements with covenants relating to specific performance obligations of the Company's controlling shareholders are summarised as below:

Certain banking facilities of the Group imposed a requirement for a specified minimum shareholding level in the Company (being, in one of such facilities, 50%, and, in another two of such facilities, 51%) to be maintained by the Company's controlling shareholders, which hold an approximate 49.4% interest in the issued share capital of the Company. Although the Company's controlling shareholders do not maintain the specified minimum shareholding level as imposed by several banks, the Company has obtained an informal standstill on repayment of the outstanding amounts. As at 31st December, 2001, the outstanding amount owing by the Group under these facilities aggregated approximately US$13.5 million.

As announced by the Company in 1998, the Company was unable to redeem certain of its floating rate notes upon their early redemption which, as a result of cross-default provisions, constituted an event of default under its other floating rate notes and the credit facilities provided by certain of its bank creditors. Such facilities include those referred to above with minimum shareholding covenants.

SUBSEQUENT EVENTS

Subsequent to the balance sheet date, the Group disposed of 35,833,266 shares of Shanghai Dajiang (Group) Stock Co., Ltd. ("Shanghai Dajiang") and recorded a gain of US$18.8 million. As a result of the disposal, the Group's interest in Shanghai Dajiang was reduced from 36.4% to 31.1%.

CODE OF BEST PRACTICE

In the opinion of the directors, the Company complied with the Code of Best Practice as set out in Appendix 14 of Listing Rules throughout the accounting period covered by this annual report.

AUDIT COMMITTEE

The Audit Committee comprised the two independent non-executive directors of the Company. The establishment of the Audit Committee will enhance corporate governance practices. The principal duties of the Audit Committee include the review and supervising of the Company's financial reporting process and internal controls. The Audit Committee met twice during the year to review the Company's financial statements prior to the finalisation of the interim and final results.

AUDITORS

Ernst & Young retire and a resolution for their re-appointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD

Sumet Jiaravanon
Director

Hong Kong
27th March, 2002

Report of the Auditors

ERNST & YOUNG

To the members
C.P. Pokphand Co. Ltd.
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 38 to 120 which have been prepared in accordance with International Accounting Standards.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

FUNDAMENTAL UNCERTAINTY RELATING TO THE GOING CONCERN BASIS

As further explained in note 1 to the financial statements, the Group succeeded in obtaining agreements from its lending banks and the holders of its floating rate notes (collectively referred to as the "Lenders") to a revised repayment schedule for its bank and floating rate note indebtedness. The repayment schedule has been extended by 12 months to 31st December, 2003 to cover the revised period of the restructuring. Note 1 also summarises the key highlights of the Group's measures to generate additional working capital for the purpose of reducing its indebtedness. In forming our opinion, we have considered the adequacy of the disclosures made in note 1 to the financial statements, which explain the circumstances giving rise to concerns regarding the fundamental uncertainties relating to the adoption of the going concern basis of presentation. The financial statements have been prepared on a going concern basis, the validity of which depends upon the Group's ability to generate sufficient cash inflows from its operating activities and the successful outcome of the disposal of non-core assets. The financial statements do not include any adjustments that would result from the failure of the Group to generate sufficient cash inflows from its operating activities and the disposal of non-core assets not being able to be conducted as planned. We consider that appropriate disclosures and estimates have been made in the financial statements and our opinion is not qualified in this respect.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December, 2001 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

ERNST & YOUNG
Certified Public Accountants
Hong Kong
27th March, 2002

Consolidated Profit and Loss Account

Year ended 31st December, 2001

	Notes	2001 US$'000	2000 US$'000
TURNOVER	5	1,449,463	1,418,941
Cost of sales		(1,269,807)	(1,237,707)
Gross profit		179,656	181,234
Selling and distribution costs		(52,075)	(56,329)
General and administrative expenses		(97,965)	(97,805)
Other income/(losses), net	7	27,698	(10,764)
PROFIT FROM OPERATING ACTIVITIES	8	57,314	16,336
Finance costs	9	(59,220)	(72,679)
Share of profits less losses of jointly controlled entities	20	13,396	13,417
Share of profits less losses of associates	21	(2,233)	6,252
PROFIT/(LOSS) BEFORE TAX	12	9,257	(36,674)
Tax	13	(10,640)	(9,878)
LOSS AFTER TAX		(1,383)	(46,552)
Minority interests' share of profits less losses		(8,915)	(4,602)
NET LOSS FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	14	(10,298)	(51,154)
Accumulated losses at beginning of year:			
As previously reported		(135,918)	(90,360)
– effect of adopting IAS 39	15	8,354	–
– effect of adopting IAS 40	15	1,048	–
As restated		(126,516)	(90,360)
ACCUMULATED LOSSES		(136,814)	(141,514)
Transfers from/(to) statutory reserves	35	(3,669)	5,596
ACCUMULATED LOSSES AT END OF YEAR		(140,483)	(135,918)
LOSS PER SHARE – BASIC	16	US cent 0.48	US cents 2.37

Consolidated Statement of Changes in Equity

Year ended 31st December, 2001

	Notes	2001 US$'000	2000 US$'000
Surplus on revaluation of fixed assets	35	**2,512**	7,384
Surplus on revaluation of investment properties	35	**–**	754
Release of reserves upon disposal of associates	35	**(2,376)**	–
Release of reserves upon reclassification from long term to short term investments	35	**–**	18,903
Capitalisation of reserve fund	35	**(611)**	–
Exchange differences on translation of foreign currency financial statements and exchange realignment	35	**(5,927)**	(3,375)
Net profits/(losses) not recognised in the profit and loss account		**(6,402)**	23,666
Net loss for the year attributable to shareholders	35	**(10,298)**	(51,154)
Total changes in equity		**(16,700)**	(27,488)

Consolidated Balance Sheet

31st December, 2001

	Notes	2001 US$'000	2000 US$'000
NON-CURRENT ASSETS			
Fixed assets	17	588,020	632,678
Investment properties	18	4,371	4,724
Interests in jointly controlled entities	20	96,028	82,492
Interests in associates	21	54,534	76,617
Long term investments	22	1,123	2,452
Deferred borrowing expenses	23	–	166
Deferred restructuring expenses	24	1,862	3,724
Goodwill	25	5,383	5,293
Deferred tax assets	26	908	580
		752,229	808,726
CURRENT ASSETS			
Short term investments	27	6,708	70,686
Inventories	28	139,266	170,173
Accounts receivable, other receivables and deposits	29	77,313	83,622
Bills receivable		334	3,315
Dividends receivable		–	1,871
Tax recoverable		969	–
Amounts due from related companies	30	3,810	4,072
Cash held in escrow account	31	9,014	–
Fixed and pledged deposits		3,196	6,913
Cash and cash equivalents	31	88,649	191,163
		329,259	531,815

Consolidated Balance Sheet (continued)

31st December, 2001

	Notes	2001 US$'000	2000 US$'000
CURRENT LIABILITIES			
Accounts payable, other payables and accrued expenses	32	**163,658**	173,400
Bills payable		**6,774**	11,645
Tax payable		**3,405**	3,525
Provision for staff bonuses and welfare benefits		**6,157**	6,175
Amounts due to related companies	30	**856**	44
Interest-bearing bank loans and other loans	33	**429,886**	620,252
		610,736	815,041
NET CURRENT LIABILITIES		**(281,477)**	(283,226)
		470,752	525,500
NON-CURRENT LIABILITIES			
Interest-bearing bank loans and other loans	33	**(322,551)**	(371,299)
		148,201	154,201
CAPITAL AND RESERVES			
Issued capital	34	**107,924**	107,924
Share premium		**51,210**	51,210
Reserves	35	**(90,514)**	(82,168)
		68,620	76,966
Minority interests		**79,581**	77,235
		148,201	154,201

Thirayut Phitya-Isarakul
Director

Sumet Jiaravanon
Director

Consolidated Cash Flow Statement

Year ended 31st December, 2001

	2001 *US$'000*	2000 *US$'000*
Cash flows from operating activities:		
Profit from operating activities	**57,314**	16,336
Adjustments for:		
Depreciation	**58,905**	60,221
Interest income	**(8,052)**	(12,871)
Amortisation of deferred borrowing expenses	**166**	333
Amortisation of deferred restructuring expenses	**1,862**	1,862
Amortisation of goodwill	**246**	256
Impairment loss in respect of fixed assets	**3,777**	–
Impairment loss in respect of investments in jointly controlled entities	**–**	1,719
Impairment loss in respect of short term investment	**–**	20,054
Impairment loss in respect of long term investment	**1,249**	–
Impairment loss in respect of goodwill	**1,451**	–
Unrealised loss of short term investment	**1,978**	–
Dividend income from short term investment	**(1,701)**	(15,738)
Dividend income from long term investment	**(27)**	(18)
Loss on disposal of fixed assets	**1,040**	828
Gain on the disposals of interests in associates	**(26,437)**	–
Gain on disposal of short term investment	**(3,879)**	–
Revaluation deficit on investment properties	**353**	–
Provision against inventories	**3,379**	3,618
Provision/(Write-back of provision) for accounts receivable, other receivables and deposits	**(3,879)**	11,367
Interest paid	**(63,219)**	(71,116)
Tax paid	**(7,408)**	(6,611)
Operating profit before working capital changes	**17,118**	10,240
Working capital adjustments:		
Decrease/(Increase) in inventories	**20,637**	(36,423)
Decrease/(Increase) in accounts receivable, other receivables and deposits	**1,849**	(26,214)
Decrease/(Increase) in bills receivable	**2,981**	(1,045)
Decrease in amounts due from related companies	**7**	6,760
Increase in cash held in escrow account	**(9,014)**	–
Increase in accounts payable, other payables and accrued expenses	**1,505**	7,317
Increase/(Decrease) in bills payable	**(4,871)**	9,960
Increase in amounts due to related companies	**1,120**	377
Net cash generated from/(used in) operating activities	**31,332**	(29,028)

Consolidated Cash Flow Statement (continued)

Year ended 31st December, 2001

	2001 US$'000	2000 US$'000
Cash flows from investing activities:		
Purchases of fixed assets	**(30,374)**	(37,406)
Purchases of additional interests in subsidiaries	**(1,472)**	(2,026)
Purchase of additional interest in a jointly controlled entity	**(1,364)**	(2,418)
Decrease/(Increase) in fixed deposits	**3,211**	(1,699)
Decrease/(Increase) in interests in jointly controlled entities	**(11,485)**	12,207
Decrease/(Increase) in interests in associates	**(8,407)**	11,121
Decrease/(Increase) in short term investment	**1,502**	(13,603)
Interest received	**8,052**	12,871
Sales proceeds from disposal of fixed assets	**4,791**	7,129
Sales proceeds from disposal of associates	**33,060**	2,600
Sales proceeds from disposal of listed investments	**70,613**	–
Dividends received from jointly controlled entities	**7,966**	8,095
Dividends received from associates	**19,235**	381
Dividends received from long term investments	**27**	18
Dividends received from short term investments	**3,571**	13,867
Net cash generated from investing activities	**98,926**	11,137
Cash flows from financing activities:		
Increase/(Decrease) in term loans	**(216,842)**	18,567
Decrease/(Increase) in fixed and pledged deposits	**506**	(5,214)
Decrease in minority interests	**(6,004)**	(9,514)
Net cash inflow/(outflow) from financing activities	**(222,340)**	3,839
Net decrease in cash and cash equivalents	**(92,082)**	(14,052)
Effect of exchange rate changes	**(10,432)**	(3,858)
Cash and cash equivalents at beginning of year	**191,163**	209,073
Cash and cash equivalents at end of year	**88,649**	191,163
Analysis of balances of cash and cash equivalents:		
Time deposits	**36,750**	134,741
Cash and bank balances	**51,899**	56,422
	88,649	191,163

Balance Sheet
31st December, 2001

	Notes	2001 US$'000	2000 US$'000
NON-CURRENT ASSETS			
Fixed assets	17	33	26
Interests in subsidiaries	19	289,000	433,267
Deferred restructuring expenses	24	1,862	3,724
		290,895	437,017
CURRENT ASSETS			
Other receivables and deposits		389	673
Cash held in escrow account	31	9,014	–
Cash and cash equivalents	31	5,088	33,340
		14,491	34,013
CURRENT LIABILITIES			
Other payables and accrued expenses		9,459	10,545
Interest-bearing bank loans and other loans	33	66,038	159,319
		75,497	169,864
NET CURRENT LIABILITIES		(61,006)	(135,851)
		229,889	301,166
NON-CURRENT LIABILITIES			
Interest-bearing bank loans and other loans	33	(161,460)	(204,638)
		68,429	96,528
CAPITAL AND RESERVES			
Issued capital	34	107,924	107,924
Share premium	35	51,210	51,210
Contributed surplus	35	6,093	6,093
Accumulated losses	36	(96,798)	(68,699)
		68,429	96,528

Thirayut Phitya-Isarakul
Director

Sumet Jiaravanon
Director

1. BASIS OF PRESENTATION

As disclosed in the financial statements, the Group reported net current liabilities of US$281,477,000 as at 31st December, 2001 (2000: US$283,226,000) and incurred a net loss of US$10,298,000 (2000: US$51,154,000) for the year then ended.

Since May 1998, the Company has been negotiating a restructuring plan, which includes asset disposal and debt repayment programmes with its lending banks and the holders of its floating rate notes (collectively referred to as the "Lenders").

On 28th February, 2001, the Company entered into a formal Group Restructuring Agreement (the "Agreement") with its lending banks. The Agreement provides for the Company's indebtedness and the indebtedness of the Company's subsidiaries participating in the restructuring scheme, to be paid down, according to a schedule, over a period up to 31st December, 2002 and for any remaining indebtedness to be refinanced thereafter. However, certain features of the restructuring will only take effect upon satisfaction of conditions precedent or conditions subsequent specified in the Agreement.

On 29th March, 2001, a meeting was held by the holders of the Company's floating rate notes which resolved to acknowledge the restructuring and amend the terms and conditions of the floating rate notes in accordance with the terms of the Agreement.

On 23rd October, 2001, the Company announced that certain amendments had been made to the Agreement. The amendments relate to an extension of the period of the restructuring by 12 months to 31st December, 2003, based on the directors' opinion that such an extension was necessary for the following reasons:

(i) Since early 2001, a number of negative developments had adversely affected the Company's agri-business in the People's Republic of China (the "PRC"). As a result, the dividend flows from the PRC agri-business had been well short of those originally forecasted; and

1. BASIS OF PRESENTATION (continued)

(ii) At the same time, the global economic downturn had also adversely affected the proposed sale by the Company of a number of its assets to fund the proposed distributions to the Lenders. The anticipated realisation of a major non-core asset in the PRC had become protracted and would be delayed from the second half of 2001 to the first half of 2002. This had adversely affected the Company's ability to meet the distribution payment under the original Agreement.

In light of the above factors, the Lenders have agreed to an amended repayment schedule for the indebtedness, and to an extension of the period of the restructuring by 12 months to 31st December, 2003.

The total distributions to the Lenders in 2001 was US$216,800,000, of which US$9,014,000 was placed in escrow account for the purpose of settling future claims on the Company, if any, on debts guaranteed by the Company to its subsidiaries in the PRC and a related company in Indonesia. After the distributions for the year, the remaining indebtedness of US$350,000,000 under the Agreement is scheduled to be partly reduced by four semi-annual instalments of US$50,800,000 each to 31st December, 2003 and partly refinanced at the end of the restructuring period. The four semi-annual instalments will be financed by various means including cashflow from operations and proceeds from the disposal of non-core assets.

In order to reduce the overall level of indebtedness, the Group has implemented an asset disposal programme which has been ongoing since 1998. The Group will continue to execute its asset disposal programme with a view to generating cash proceeds to further reduce the Group's indebtedness.

The financial statements have been prepared on a going concern basis because the directors believe that:

(a) following certain cost-cutting and asset disposal measures that have been undertaken and planned in the major operating subsidiaries, jointly controlled entities and associates, as part of the restructuring referred to above, the Group will be able to generate sufficient cash inflows to meet its obligations on a timely basis, and will be able to comply with the terms of the Agreement; and

(b) through certain restructuring and reorganisational measures, including the disposal of certain non-core assets, the Group's debt and liquidity positions will be improved.

1. BASIS OF PRESENTATION (continued)

Should the Group be unable to generate sufficient cash inflows, successfully complete its asset disposal programme and to comply with the terms of the Agreement, the Group's current year financial statements prepared on a going concern basis may not be appropriate. Accordingly, adjustments would have to be made to restate the values of the Group's assets to their recoverable amounts, to provide for any further liabilities which might arise and to reclassify non-current assets and long term liabilities as current.

2. CORPORATE INFORMATION

The consolidated financial statements of the Company for the year ended 31st December, 2001 were authorised for issue in accordance with a resolution of the directors on 27th March, 2002. The Company is a limited liability company which is incorporated in Bermuda.

The registered office of the Company is located at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda.

During the year, the Group was involved in the following activities:

- trading of agricultural products
- feedmill and poultry operations
- production and sale of motorcycles and accessories for automotives
- property and investment holding

The Group employed approximately 31,000 (2000: 30,000) employees as at 31st December, 2001.

3. IMPACT OF NEW AND REVISED INTERNATIONAL ACCOUNTING STANDARDS ("IASs")

The following new and revised IASs are effective for the first time for the current year's financial statements:

- IAS 39: "Financial Instruments – Recognition and Measurement"
- IAS 40: "Investment Property"
- IAS 12 (Revised): "Income Taxes"

3. IMPACT OF NEW AND REVISED INTERNATIONAL ACCOUNTING STANDARDS ("IASs") (continued)

IAS 39 prescribes the principles for recognising, measuring and disclosing information on financial instruments. In accordance with IAS 39, financial assets held for trading are recognised in the balance sheet at fair value with unrealised gains and losses arising from the changes in fair value taken to profit and loss account. This is a change in accounting policy as in previous years, financial assets held for trading are stated at lower of cost and market value on an individual investment basis at the balance sheet date. The effect of this change has increased shareholders' equity at 1st January, 2001 by US$8,354,000. Further details of which are set out in note 15 to the financial statements.

IAS 40 prescribes that investment properties are stated using either the cost model or fair value model. The fair value model states that investment property should be measured at fair value and changes in fair value should be recognised in the profit and loss account. The cost model states that investment property should be measured at depreciated cost and less any accumulated impairment. For these financial statements, investment properties are accounted for using the fair value model as was the accounting treatment previously adopted in respect of these assets. As required by IAS 40, the changes in valuation are no longer taken to investment property revaluation reserve, but are recognised in the profit and loss account of these financial statements. Further details of which are set out in notes 15 and 35 to the financial statements.

IAS 12 (Revised) prescribes the accounting treatment for income taxes. There is no significant financial impact caused from adopting the revised IAS.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The financial statements are prepared in United States dollars and in conformity with accounting principles and disclosure requirements set out in the International Accounting Standards ("IAS") issued by the International Accounting Standards Board ("IASB"), interpretations issued by the Standing Interpretations Committee of the IASB, and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for the periodic remeasurement of investment properties, certain fixed assets and short term investments, as further explained below.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31st December, 2001 together with the Group's share of the post-acquisition results and reserves of its jointly controlled entities and associates. The results of subsidiaries, jointly controlled entities and associates acquired or disposed of during the year are included from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Subsidiaries

A subsidiary is a company whose financial and operating policies are controlled, directly or indirectly, by the Company so as to obtain benefits from its activities.

In the Company's balance sheet, interests in subsidiaries are stated at cost less any impairment losses.

Joint venture companies

Joint venture companies comprise companies operating, directly or indirectly, in the mainland of the PRC as independent business entities. The joint venture agreements between the venturers stipulate the capital contributions of the joint venture parties, the duration of the joint venture and the basis on which assets are to be realised upon its dissolution. The profits and losses from operations and any distribution of surplus assets are shared by the venturers either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreements.

A joint venture company is treated as:

(a) a subsidiary, if the Group has effective control over the joint venture company;

(b) a jointly controlled entity, if neither the Group, nor its venture partners are in a position to exercise unilateral control over the economic activity of the joint venture company;

(c) an associate, if the Group holds between 20% and 50% of the joint venture company's registered capital for the long term and is in a position to exercise significant influence over its management; or

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Joint venture companies (continued)

(d) a long term investment, if the Group holds less than 20% of the joint venture company's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture company.

Jointly controlled entities

A jointly controlled entity is a joint venture which involves the establishment of a corporation, partnership or other entity in which each venturer has an interest. The jointly controlled entity operates in the same way as other enterprises, except that a contractual arrangement between the venturers establishes joint control over the economic activity of the entity.

The Group's share of the post-acquisition results and reserves of jointly controlled entities is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's investments in jointly controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

Associates

An associate is a company, not being a subsidiary or a jointly controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated profit and loss account and consolidated reserves, respectively. The investments in associates are stated in the consolidated balance sheet at the Group's share of net assets and goodwill recorded in the associates' own financial statements less any impairment losses. If the Group's share of losses of an associate equals or exceeds the carrying amount of the investment, the Group will discontinue including its share of further losses and the investment is reported at nil value. Additional losses are provided for to the extent that the Group has incurred obligations or made payments on behalf of the associate to satisfy obligations of the associate that the Group has guaranteed or otherwise committed.

The results of associates are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's interests in associates are stated at cost less any impairment losses.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

Goodwill arising on consolidation of subsidiaries, and on acquisition of jointly controlled entities and associates represents the excess of the purchase consideration paid for subsidiaries, jointly controlled entities and associates over the fair values ascribed to their net assets at the date of acquisition.

Goodwill is amortised on a straight-line basis over its estimated useful life, being the remaining terms of the subsidiary/jointly controlled entity/associate or a period of 20 years, whichever is shorter. In the opinion of the directors, the goodwill arising on the acquisition of a subsidiary/jointly controlled entity/associate will have economic benefits to the Group over the terms of the acquired subsidiary/jointly controlled entity/associate. The majority of the subsidiaries/jointly controlled entities/associates have terms exceeding 30 years.

The Group's share of goodwill recorded in the jointly controlled entities' and associates' own financial statements is amortised over a period not exceeding 20 years.

On disposal of subsidiaries, jointly controlled entities or associates, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill which remains unamortised and any relevant reserves, as appropriate.

The carrying amount of goodwill is reviewed annually and written down for impairment when it is considered necessary. Previously recognised impairment loss for goodwill is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that was not expected to recur, and subsequent external events have occurred which have reversed the effect of that event.

Fixed assets and depreciation

(i) *Office premises*

Office premises are stated at their open market values on the basis of annual valuations. Changes in the values of such premises are dealt with as movements in the fixed assets revaluation reserve on an individual premises basis. If the total of the reserve attributable to the individual premises is insufficient to cover a deficit, the excess of the deficit is charged to the profit and loss account. Any subsequent revaluation surplus is credited to the profit and loss account to the extent of the deficit previously charged.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed assets and depreciation (continued)

(i) Office premises (continued)

Upon the disposal of the office premises, the relevant portion of the fixed assets revaluation reserve realised in respect of previous valuations is released and transferred directly to retained profits as a movement in reserves.

Depreciation is calculated on the straight-line basis to write off the valuation of the office premises over their estimated useful lives.

(ii) Fixed assets in Turkey

The fixed assets in Turkey are stated at valuation made on the basis with reference to the revaluation rate determined by the Turkish government, which has regard to the local inflation rate for the calendar year under review.

Depreciation of these fixed assets is calculated on the straight-line basis to write off the valuation of each asset over its estimated useful life.

The principal annual rates used to achieve the above purpose are as follows:

Freehold land	Nil
Buildings	2% – 4%
Plant and machinery	10% – 20%
Furniture, fixtures and equipment	10% – 20%
Motor vehicles and transport facilities	12 $^{1}/_{2}$% – 20%

(iii) Other fixed assets

Other fixed assets are stated at cost less accumulated depreciation and any impairment losses.

Depreciation of fixed assets in Hong Kong is calculated on the straight-line basis to write off the cost of each asset over its estimated useful life.

Depreciation of fixed assets in the PRC is calculated in accordance with the relevant regulations in the PRC, which require that depreciation be provided on the straight-line basis based on the estimated economic useful life of each category of asset and on an estimated residual value of 10% of the cost thereof.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed assets and depreciation (continued)

(iii) *Other fixed assets (continued)*

The principal annual rates used to achieve the above purpose are as follows:

Industrial buildings in the PRC	2% – 4 $^1/_2$%
Plant and machinery	6% – 15%
Furniture, fixtures and equipment	10% – 33 $^1/_3$%
Motor vehicles and transport facilities	9% – 33$^1/_3$%

The rights to the use of sites in the PRC are amortised over the period of the rights.

(iv) *Construction in progress*

Construction in progress represents the costs incurred in connection with the construction of silos, factories, warehouses and farms, and hatchery facilities. Interest on bank loans used to finance construction costs is capitalised in construction in progress. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use.

Capitalisation of borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to prepare for their intended use, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use. The capitalisation rate for the year is based on the actual cost of the related borrowings.

All other borrowing costs are recognised as expenses in the period in which they are incurred.

Investment properties

Investment properties held on a long term basis are not depreciated and are stated at open market values on the basis of annual valuations. As required by IAS 40, "Investment Property", which took effect on 1st January, 2001, the Group changed its accounting policy for recognising the changes in fair values of investment properties. These changes that were previously taken to the investment property revaluation reserve are now dealt with in the consolidated profit and loss account.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments

Listed and unlisted investments held on a long term basis are stated at estimated fair value.

Short term investments are investments in equity securities held for trading purposes and are stated at fair value on an individual investment basis at the balance sheet date. The gains or losses arising from changes in the value of a security are credited or charged to the profit and loss account for the period in which they arise.

The results of investee companies are included only to the extent of dividends received and receivable.

Impairment of assets

The carrying amounts of assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may exceed the recoverable amount. If, as a result of the review, it is determined that the carrying amount of an asset exceeds its recoverable amount, an impairment loss is immediately recognised in the profit and loss account. If an asset has been revalued, the impairment loss is debited to the revaluation reserve associated with that asset. If the impairment loss exceeds the revaluation reserve for that asset, any excess is recognised in the profit and loss account.

The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the estimated amount obtainable from the sale of the asset in an arm's length transaction, between knowledgeable and willing parties, less the costs of disposal. The value in use is the present value of the estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, where this is not possible, for the cash-generating unit of which the assets form part.

If there is any indication that an impairment loss recognised for an asset may no longer exist or may have decreased, the recoverable amount is estimated and compared to the carrying amount. If there has been a change in the estimates used to determine an asset's recoverable amount since the last impairment loss was recognised, the carrying amount of the asset is increased to the recoverable amount, not exceeding the carrying amount the asset would have had if impairment loss had not previously been recognised. Such reversals of impairment losses are credited to the profit and loss account unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories are valued at the lower of cost, on the weighted average basis, and net realisable value after making due allowance for any obsolete or slow-moving items. Cost comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less all costs to completion and costs to be incurred in selling and distribution.

Leased assets

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalised at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalised finance leases are included in fixed assets and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the profit and loss account so as to provide a constant periodic rate of charge over the lease terms.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are charged or credited to the profit and loss account on the straight-line basis over the lease terms.

Foreign currencies

Foreign currency transactions are recorded at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into United States dollars at the applicable rates of exchange ruling at that date. Exchange differences are dealt with in the profit and loss account.

On consolidation, the assets and liabilities of the Company, its subsidiaries, jointly controlled entities and associates are translated into United States dollars at the applicable rates of exchange ruling at the balance sheet date. The revenue and expenses are translated into United States dollars at exchange rates prevailing at the time of the transactions except when the foreign entity reports in the currency of a hyperinflationary economy, in which case income and expense items are translated at the closing rate. All translation differences arising on consolidation are taken to the exchange equalisation reserve.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies (continued)

In translating the financial statements denominated in Renminbi into United States dollars, the exchange rate used is the rate of exchange as quoted by the People's Bank of China in the PRC.

Deferred tax

Deferred tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax.

The principal temporary differences arise from depreciation on fixed assets and tax losses carried forward. Deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets relating to the carryforward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

There is no change of accounting policies resulting from the adoption of the revised IAS 12 "Income Taxes" from 1st January, 2001.

Deferred borrowing expenses

Ancillary costs incurred in connection with the arranging of the floating rate notes and the long term loan facility are capitalised and amortised over the terms of the floating rate notes or loan facility.

Deferred restructuring expenses

Restructuring fee incurred in connection with the Group restructuring arrangements based on the total indebtedness to the Lenders are capitalised and amortised over the term of the restructuring period.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(b) rental income, on an accrual basis;

(c) interest income, on a time proportion basis taking into account the principal outstanding and the effective rate of interest applicable; and

(d) dividend income, when the shareholders' right to receive payment has been established.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or to exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Cash equivalents

For the purpose of the consolidated cash flow statement, cash equivalents represent short term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advance. For the purpose of balance sheet classification, cash equivalents represent assets similar in nature to cash, which are not restricted as to use.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the profit and loss account.

Financial instruments

Financial assets and financial liabilities carried on the balance sheet include cash and cash equivalents, investments on marketable securities, trade and other receivables and payables and borrowings. The Group recognises a financial asset or financial liability on the balance sheet when, and only when, it becomes a party to the contractual provision of the instrument.

Financial assets are classified into four categories:

(a) loans and receivables originated by the enterprise and not held for trading;

(b) held-to-maturity investments;

(c) available-for-sale financial assets; and

(d) financial assets held for trading.

After initial recognition of a financial asset or financial liability at cost, the Group measures each major category of the financial instruments at either the reliable fair value or amortised cost in accordance with IAS 39, "Financial Instruments - Recognition and Measurement". Regular way purchases and sales of financial assets are accounted for at trade date. The gains and losses arising from changes in the fair values of those trading financial assets/liabilities and available-for-sale financial assets that are measured at fair value subsequent to initial recognition are included in net profit or loss for the period.

The fair values of financial assets are determined as described in note 42 to the financial statements.

Financial instruments are offset when the Company has a legally enforceable right to offset and intends to settle either on a net basis, or to realise the asset and settle the liability simultaneously.

5. TURNOVER

Turnover represents rental income, dividend income and the net invoiced value of sales after allowances for goods returned and trade discounts, and after the elimination of intra-group transactions.

An analysis of turnover by principal activity and geographical location of operations is as follows:

	GROUP	
	2001	2000
	US$'000	*US$'000*
By principal activity:		
Sales to/Income from external customers:		
Feedmill and poultry operations	**1,447,481**	1,402,914
Investment properties	**254**	271
Investment holding	**1,728**	15,756
	1,449,463	1,418,941
By geographical location of operations:		
PRC:		
Hong Kong	**281**	289
Elsewhere	**1,346,546**	1,271,552
	1,346,827	1,271,841
Turkey	**100,935**	131,362
Thailand	**1,701**	15,738
	1,449,463	1,418,941

The above analysis does not include the turnover of the Group's jointly controlled entities and associates. They are summarised in the combined results of jointly controlled entities and associates set out in notes 20 and 21 to the financial statements, respectively.

6. REVENUE

The total revenue for the year is analysed as follows:

	GROUP	
	2001	2000
	US$'000	*US$'000*
Sales of goods	1,447,481	1,402,914
Dividend income from long term investment	27	18
Dividend income from short term investment	1,701	15,738
Rental income	254	271
Turnover	1,449,463	1,418,941
Interest income	8,052	12,871
Total revenue for the year	1,457,515	1,431,812

7. OTHER INCOME/(LOSSES), NET

	GROUP	
	2001	2000
	US$'000	*US$'000*
Amortisation of deferred restructuring expenses	(1,862)	(1,862)
Gain on disposals of interests in associates	26,437	–
Gain on disposal of short term investment	3,879	–
Unrealised loss of short term investment	(1,978)	–
Revaluation deficit on investment properties	(353)	–
Impairment loss in respect of fixed assets	(3,777)	–
Impairment loss in respect of investments in jointly controlled entities	–	(1,719)
Impairment loss in respect of short term investment	–	(20,054)
Impairment loss in respect of long term investment	(1,249)	–
Impairment loss in respect of goodwill	(1,451)	–
Interest income	8,052	12,871
	27,698	(10,764)

8. PROFIT FROM OPERATING ACTIVITIES

	GROUP	
	2001	2000
	US$'000	*US$'000*
The Group's profit from operating activities is arrived at after crediting:		
Gain on disposals of interests in associates	**26,437**	–
Gain on disposal of short term investment	**3,879**	–
Interest income	**8,052**	12,871
Dividend income from long term investment	**27**	18
Dividend income from short term investment	**1,701**	15,738
Write-back of provision for accounts receivable, other receivables and deposits	**3,879**	–
Rental income, net of outgoings	**254**	271
Foreign exchange gains, net	–	2,429
and after charging:		
Depreciation	**58,905**	60,221
Revaluation deficit on investment properties	**353**	–
Unrealised loss of short term investment	**1,978**	–
Impairment loss in respect of fixed assets	**3,777**	–
Impairment loss in respect of investments in jointly controlled entities	–	1,719
Impairment loss in respect of short term investment	–	20,054
Impairment loss in respect of long term investment	**1,249**	–
Provision against inventories	**3,379**	3,618
Provision for accounts receivable, other receivables and deposits	–	11,367
Loss on disposal of fixed assets, net	**1,040**	828
Rent of land and buildings under operating leases	**2,526**	1,917
Auditors' remuneration	**825**	895
Staff costs (including directors' remuneration – see note 10)	**92,238**	73,962
Amortisation of deferred borrowing expenses	**166**	333
Amortisation of deferred restructuring expenses	**1,862**	1,862
Goodwill		
– Amortisation for the year	**246**	256
– Impairment arising during the year	**1,451**	–
Foreign exchange losses, net	**14,860**	–

9. FINANCE COSTS

	GROUP	
	2001	2000
	US$'000	US$'000
Interest expense on:		
Bank loans wholly repayable within five years	58,630	72,342
Other loans repayable within five years	590	337
	59,220	72,679

10. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and Section 161 of the Hong Kong Companies Ordinance is as follows:

	Executive		Independent non-executive	
	2001	2000	2001	2000
	US$'000	US$'000	US$'000	US$'000
Fees	–	–	54	54
Other emoluments:				
Basic salaries, housing allowances, other allowances and benefits in kind	1,176	2,426	–	–
	1,176	2,426	54	54

10. DIRECTORS' REMUNERATION (continued)

The number of directors whose remuneration fell within the bands set out below is as follows:

	Number of directors	
	2001	2000
Nil – US$128,000	**6**	4
US$128,001 – US$192,000	**1**	–
US$192,001 – US$256,000	**–**	1
US$321,001 – US$385,000	**–**	2
US$385,001 – US$449,000	**1**	–
US$449,001 – US$513,000	**1**	–
US$513,001 – US$577,000	**–**	1
US$641,001 or above	**–**	1
	9	9

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

11. FIVE HIGHEST PAID INDIVIDUALS

The five highest paid individuals included two (2000: four) directors, details of whose remuneration are set out in note 10 above. The remuneration of the remaining three (2000: one) non-director, highest paid individuals is analysed and fell within the bands set out below:

	GROUP	
	2001	2000
	US$'000	*US$'000*
Basic salaries, housing allowances, other allowances and benefits in kind	**713**	266

	Number of employees	
	2001	2000
US$192,001 – US$256,000	**3**	–
US$256,001 – US$321,000	**–**	1

12. SEGMENT INFORMATION

An analysis by principal activity of contribution to results is as follows:

Group

	Feedmill and poultry operations US$'000	Industrial business US$'000	Investment and property holdings US$'000	Total US$'000
2001				
Segment results	34,450	(3,187)	(1,647)	29,616
Other revenue:				
Other income/(losses), net	(6,477)	–	26,123	19,646
Interest income				8,052
Interest expense				(59,220)
Share of profits less losses of jointly controlled entities	2,867	10,529	–	13,396
Share of profits less losses of associates	(2,233)	–	–	(2,233)
Profit before tax				9,257
2000				
Segment results	23,952	(3,238)	6,386	27,100
Other revenue:				
Other losses, net	–	(1,719)	(21,916)	(23,635)
Interest income				12,871
Interest expense				(72,679)
Share of profits less losses of jointly controlled entities	2,053	11,364	–	13,417
Share of profits less losses of associates	6,252	–	–	6,252
Loss before tax				(36,674)

12. SEGMENT INFORMATION (continued)

An analysis by principal activity of total assets and liabilities is as follows:

Group

	Feedmill and poultry operations US$'000	Industrial business US$'000	Trading US$'000	Investment and property holdings US$'000	Total US$'000
2001					
Interests in jointly controlled entities	24,240	71,788	–	–	96,028
Interests in associates	54,534	–	–	–	54,534
Other assets	858,903	20,772	1,021	50,230	930,926
Total assets	937,677	92,560	1,021	50,230	1,081,488
Other liabilities	570,781	368	29,218	325,356	925,723
Unallocated liabilities					7,564
Total liabilities					933,287
Other segment information:					
Additions to fixed assets during the year	30,345	7	–	22	30,374
Depreciation	58,004	189	–	712	58,905
Amortisation	246	–	–	2,028	2,274
Impairment loss	6,477	–	–	–	6,477
2000					
Interests in jointly controlled entities	15,590	66,902	–	–	82,492
Interests in associates	76,617	–	–	–	76,617
Other assets	936,966	25,950	1,027	217,489	1,181,432
Total assets	1,029,173	92,852	1,027	217,489	1,340,541
Other liabilities	611,141	902	46,635	516,099	1,174,777
Unallocated liabilities					11,563
Total liabilities					1,186,340
Other segment information:					
Additions to fixed assets during the year	37,324	53	–	29	37,406
Depreciation	56,899	216	–	3,106	60,221
Amortisation	256	–	–	2,195	2,451
Impairment loss	–	1,719	–	20,054	21,773

12. SEGMENT INFORMATION (continued)

An analysis by geographical location of operations of contribution to results is as follows:

Group

	Hong Kong	PRC Elsewhere	Turkey	Thailand and Indonesia	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
2001					
Segment results	(5,925)	36,876	(3,756)	2,421	29,616
Other revenue:					
Other income/(losses), net	(1,788)	19,533	–	1,901	19,646
Interest income					8,052
Interest expense					(59,220)
Share of profits less losses of jointly controlled entities	–	13,396	–	–	13,396
Share of profits less losses of associates	–	(2,233)	–	–	(2,233)
Profit before tax					9,257
2000					
Segment results	(7,251)	23,487	(6,184)	17,048	27,100
Other revenue:					
Other losses, net	(1,862)	(1,719)	–	(20,054)	(23,635)
Interest income					12,871
Interest expense					(72,679)
Share of profits less losses of jointly controlled entities	–	13,417	–	–	13,417
Share of profits less losses of associates	–	6,252	–	–	6,252
Loss before tax					(36,674)

12. SEGMENT INFORMATION (continued)

An analysis by geographical location of operations of total assets and liabilities is as follows:

Group

	PRC Hong Kong US$'000	PRC Elsewhere US$'000	Turkey US$'000	Thailand and Indonesia US$'000	Total US$'000
2001					
Interests in jointly controlled entities	–	96,028	–	–	96,028
Interests in associates	–	54,534	–	–	54,534
Other assets	31,182	839,824	53,544	6,376	930,926
Total assets	31,182	990,386	53,544	6,376	1,081,488
Other liabilities	357,537	522,365	45,821	–	925,723
Unallocated liabilities					7,564
Total liabilities					933,287
Other segment information:					
Additions to fixed assets during the year	22	29,249	1,103	–	30,374
Depreciation	117	56,280	2,508	–	58,905
Amortisation	2,028	246	–	–	2,274
Impairment loss	–	6,477	–	–	6,477
2000					
Interests in jointly controlled entities	–	82,492	–	–	82,492
Interests in associates	–	76,617	–	–	76,617
Other assets	134,494	909,321	70,882	66,735	1,181,432
Total assets	134,494	1,068,430	70,882	66,735	1,340,541
Other liabilities	562,724	556,945	55,108	–	1,174,777
Unallocated liabilities					11,563
Total liabilities					1,186,340
Other segment information:					
Additions to fixed assets during the year	29	35,773	1,604	–	37,406
Depreciation	309	51,509	8,403	–	60,221
Amortisation	2,195	256	–	–	2,451
Impairment loss	–	1,719	–	20,054	21,773

13. TAX

	GROUP 2001 US$'000	GROUP 2000 US$'000
The Company and subsidiaries:		
Provision for tax in respect of profits for the year:		
PRC:		
Hong Kong	–	–
Elsewhere	5,544	5,375
Overseas	462	386
Deferred tax credit *(note 26)*	(639)	(146)
	5,367	5,615
Under/(Over) provision in prior year:		
PRC:		
Hong Kong	–	–
Elsewhere	313	(1,067)
	313	(1,067)
Jointly controlled entities:		
PRC:		
Hong Kong	–	–
Elsewhere	3,993	4,090
	3,993	4,090
Underprovision in prior year:		
PRC:		
Hong Kong	–	–
Elsewhere	–	11
	–	11
Associates:		
PRC:		
Hong Kong	–	–
Elsewhere	967	1,229
	967	1,229
Tax charge for the year	10,640	9,878

13. TAX (continued)

Hong Kong tax is calculated by applying the current tax rate of 16% (2000: 16%) to the estimated assessable profits which were earned in or derived from Hong Kong during the year.

In accordance with the relevant tax rules and regulations in the PRC, certain of the Company's PRC subsidiaries, jointly controlled entities and associates enjoy income tax exemptions and reductions. Certain subsidiaries, jointly controlled entities and associates are subject to income taxes at tax rates ranging from 7.5% to 33%.

The overseas tax represents corporation tax payable in Turkey in respect of income earned during the year. The corporation tax in Turkey is calculated at the applicable tax rate of 30% (2000: 30%). An additional 10% of the total tax charge is levied to support a state fund, which results in an effective corporate tax rate of 33% (2000: 33%).

A reconciliation between the provision for profits taxes computed by applying the applicable tax rates to the profit/(loss) before tax and the actual provision for profits taxes is as follows:

	2001	2000
	US$'000	*US$'000*
Profit/(Loss) before tax	**9,257**	(36,674)
Expected tax charge/(credit) at the domestic tax rates applicable in the countries concerned, net	**4,879**	(7,397)
Non-deductible income, net	**(8,347)**	(3,459)
Tax exemptions or reductions	**(5,165)**	(4,306)
Tax losses of subsidiaries, jointly controlled entities and associates	**18,634**	24,712
Effect of increase in tax rate on timing differences	**639**	328
Actual tax expense	**10,640**	9,878

14. NET LOSS FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The loss for the year of the Company dealt with in the consolidated profit and loss account amounted to US$28,099,000 (2000: US$15,967,000).

The Group's share of aggregate profits less losses retained by the jointly controlled entities for the year amounted to US$16,246,000 (2000: US$17,730,000).

The Group's share of aggregate losses less profits retained by the associates for the year amounted to US$5,027,000 (2000: aggregate profits less losses of US$36,240,000).

15. EFFECT OF ADOPTING NEW INTERNATIONAL ACCOUNTING STANDARDS ("IASs")

IAS 39 "Financial Instruments: Recognition and Measurement"

In previous years, changes in equity securities held for trading purposes were stated at lower of cost and market value on an individual investment basis at the balance sheet date. In accordance with IAS 39, which took effect on 1st January, 2001, financial assets held for trading are now recognised in the balance sheet at fair value with unrealised gains and losses arising from the changes in fair value taken to the profit and loss account. The effect of this change has increased shareholders' equity at 1st January, 2001 by US$8,354,000.

IAS 40 "Investment Property"

In previous years, changes in the values of investment properties were dealt with as movements in the investment property revaluation reserve. If the total of this reserve was insufficient to cover a deficit, on a portfolio basis, the excess of the deficit was charged to the profit and loss account. Any subsequent revaluation surplus was credited to the profit and loss account to the extent of the deficit previously charged.

IAS 40 "Investment Property" states that investment property should be measured using either the cost model or the fair value model. The directors have decided to adopt the fair value model as was the accounting treatment previously adopted. As required by IAS 40, the changes in valuation are no longer taken into investment property revaluation reserve, but are recognised in the profit and loss account. IAS 40 is effective for accounting periods beginning on or after 1st January, 2001.

15. EFFECT OF ADOPTING NEW INTERNATIONAL ACCOUNTING STANDARDS ("IASs") (continued)

IAS 40 "Investment Property" (continued)

The transitional provisions of IAS 40 state that when an enterprise first adopts IAS 40 and if it has previously disclosed publicly the fair value of its investment property in earlier periods, the enterprise is encouraged, but not required to:

(a) adjust the opening balance of retained earnings for the earliest period presented for which such fair value was disclosed publicly; and

(b) restate comparative information for those periods.

The directors have decided not to restate the comparative amounts. To reflect this change, the amount held in investment property revaluation reserve of US$1,048,000 has been transferred to accumulated losses at 1st January, 2001 and there is no impact on the net loss attributable to shareholders for the year ended 31st December, 2000.

16. LOSS PER SHARE

The basic loss per share amounts is calculated based on the net loss attributable to shareholders of US$10,298,000 (2000: US$51,154,000) and 2,158,480,786 (2000: 2,158,480,786) shares of the Company in issue during the year.

Diluted loss per share amounts for the years ended 31st December, 2001 and 2000 have not been disclosed as no diluting events existed during the years.

17. FIXED ASSETS

Group

	2001										2000
	Office premises in Hong Kong US$'000	Office premises in the PRC US$'000	Industrial buildings in the PRC US$'000	Right to the use of sites US$'000	Freehold land and buildings in Turkey US$'000	Plant and machinery US$'000	Furniture, fixtures and equipment US$'000	Motor vehicles and transport facilities US$'000	Construction in progress US$'000	Total US$'000	Total US$'000
Cost or valuation:											
At beginning of year	5,205	8,047	257,502	42,275	11,803	467,704	67,022	34,662	7,578	901,798	868,548
Additions	-	836	4,639	638	73	7,850	2,043	1,823	12,472	30,374	37,406
Disposals	-	-	(871)	(26)	(15)	(5,244)	(2,166)	(4,370)	-	(12,692)	(12,438)
Revaluation	(288)	-	-	-	2,075	3,011	165	281	-	5,244	13,282
Transfer in/(out)	-	-	4,173	-	-	8,369	978	516	(14,036)	-	-
Exchange realignment	-	-	-	-	(6,327)	(10,834)	(551)	(1,163)	(17)	(18,892)	(5,000)
At end of year	4,917	8,883	265,443	42,887	7,609	470,856	67,491	31,749	5,997	905,832	901,798
Accumulated depreciation and impairment loss:											
At beginning of year	-	1,381	49,173	3,843	1,100	164,197	29,104	20,322	-	269,120	208,420
Depreciation provided during the year	73	944	11,589	1,051	80	35,859	5,856	3,453	-	58,905	60,221
Impairment loss provided during the year	-	-	1,563	-	-	2,200	14	-	-	3,777	-
Disposals	-	-	(173)	-	(8)	(2,002)	(1,493)	(3,185)	-	(6,861)	(3,332)
Revaluation	(73)	-	-	-	174	1,807	106	149	-	2,163	5,898
Exchange realignment	-	-	-	-	(591)	(7,473)	(328)	(900)	-	(9,292)	(2,087)
At end of year	-	2,325	62,152	4,894	755	194,588	33,259	19,839	-	317,812	269,120
Net book value:											
At end of year	4,917	6,558	203,291	37,993	6,854	276,268	34,232	11,910	5,997	588,020	632,678
At beginning of year	5,205	6,666	208,329	38,432	10,703	303,507	37,918	14,340	7,578	632,678	660,128

The Group's land and buildings are analysed as follows:

	Hong Kong US$'000	Elsewhere US$'000	Total US$'000
Freehold	–	7,609	7,609
Long term lease	4,917	–	4,917
Medium term lease	–	274,326	274,326
	4,917	281,935	286,852

17. FIXED ASSETS (continued)

The analysis of cost/valuation at 31st December, 2001 is as follows:

	Valuation in 2001	Cost	Total
	US$'000	*US$'000*	*US$'000*
Office premises in Hong Kong	4,917	–	4,917
Office premises in the PRC	–	8,883	8,883
Industrial buildings in the PRC	–	265,443	265,443
Rights to the use of sites	–	42,887	42,887
Freehold land and buildings in Turkey	7,609	–	7,609
Plant and machinery	12,970	457,886	470,856
Furniture, fixtures and equipment	686	66,805	67,491
Motor vehicles and transport facilities	1,317	30,432	31,749
Construction in progress	–	5,997	5,997

The office premises in Hong Kong are held under long term leases. The properties were assessed by LCH (Asia-Pacific) Surveyors Limited, independent professionally qualified surveyors, on an open market, existing use basis at 31st December, 2001.

Had the Group's premises been stated at cost less accumulated depreciation, the carrying amount of the premises at 31st December, 2001 would have been US$2,013,000 (2000: US$3,313,000).

The office premises in the PRC are held under medium term leases and are stated at cost less accumulated depreciation.

The industrial buildings in the PRC are held under medium term leases.

Certain of the Group's buildings and plant and machinery in the PRC have been pledged as security for interest-bearing bank loans as detailed in note 33 to the financial statements.

The subsidiaries in Turkey revalued their fixed assets using the revaluation rate of 53.2% (2000: 56%) determined by the Turkish government with regard to the local inflation rate for the 2001 calendar year. These Turkish fixed assets represent the above valuation figures for plant and machinery, furniture, fixtures and equipment and motor vehicles and transport facilities.

17. FIXED ASSETS (continued)

Company

	2001 Furniture, fixtures and equipment *US$'000*	2000 Total *US$'000*
Cost:		
At beginning of year	503	945
Additions	27	29
Disposals	–	(97)
At end of year	530	877
Accumulated depreciation:		
At beginning of year	477	859
Provided during the year	20	89
Disposals	–	(97)
At end of year	497	851
Net book value:		
At end of year	33	26
At beginning of year	26	86

18. INVESTMENT PROPERTIES

	GROUP	
	2001	2000
	US$'000	*US$'000*
Long term leasehold land and building situated in Hong Kong, at valuation:		
At beginning of year	**3,770**	1,867
Transfers from fixed assets	**–**	1,149
Revaluation surplus/(deficit)*	**(353)**	754
At end of year	**3,417**	3,770
Medium term leasehold buildings situated in the PRC, at cost:		
At beginning and at end of year	**954**	954
	4,371	4,724

* *As required by IAS 40, "Investment Property", the Group changed its accounting policy for recognising the changes in fair value of investment properties. These changes that were previously taken into investment property revaluation reserve are now dealt with in the consolidated profit and loss account. Please also refer to notes 15 and 35 to the financial statements.*

The land and building in Hong Kong is held under long term lease. The property was assessed by LCH (Asia-Pacific) Surveyors Limited, independent professionally qualified surveyors, on an open market, existing use basis at 31st December, 2001.

The values of the medium term leasehold buildings in the PRC are stated at costs.

Details of the investment properties are as follows:

Location	**Use**
Portions of 21/F of Far East Finance Centre, 16 Harcourt Road, Hong Kong	Office premises for rental
Flat 1601D of Block 3 and Flats 1401A, 1402C and 1902C of Block 4, Jing Hua Apartment, Jianguomenwaidajie, Beijing, PRC	Residential premises for rental

19. INTERESTS IN SUBSIDIARIES

	COMPANY	
	2001	2000
	US$'000	US$'000
Shares, at cost:		
Unlisted	34,070	34,070
Overseas listed	23,989	23,989
	58,059	58,059
Amounts due from subsidiaries	524,473	611,071
Amounts due to subsidiaries	(248,173)	(204,504)
	334,359	464,626
Provision for impairment loss	(45,359)	(31,359)
	289,000	433,267
Market value of the overseas listed shares at the balance sheet date	23,426	23,904

The amounts due from and to subsidiaries are unsecured, bear interest rates ranging from 3.0% to 9.9% (2000: 6.3% to 7.4%) per annum and have no fixed terms of repayment.

A list of the Company's principal subsidiaries is presented on pages 103 to 117 of the financial statements.

20. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	GROUP	
	2001	2000
	US$'000	*US$'000*
Unlisted investments:		
Share of net assets	**85,860**	83,809
Amounts due from jointly controlled entities	**19,067**	15,038
Amounts due to jointly controlled entities	**(7,180)**	(14,636)
	97,747	84,211
Provision for impairment loss	**(1,719)**	(1,719)
	96,028	82,492

The amounts due from and to jointly controlled entities are unsecured, bear interest rates ranging from 4.8% to 9.0% (2000: 10.8% to 11.5%) per annum and have no fixed terms of repayment.

A list of the jointly controlled entities is presented on pages 118 and 119 of the financial statements.

A significant number of the Group's interests in jointly controlled entities are Sino-foreign joint ventures established in the PRC. Details of the factors affecting the distribution of earnings from these joint ventures are set out in note 36 to the financial statements.

Under the terms of the joint venture agreements for these jointly controlled entities in the PRC, the Group is entitled to receiving its attributable share of the net assets upon liquidation of the joint venture companies.

20. INTERESTS IN JOINTLY CONTROLLED ENTITIES (continued)

The following summaries of financial information, prepared on a combined 100% basis, present the combined financial position and results of operations of all jointly controlled entities involved in the agri-business and industrial business as at the balance sheet date, accounted for by the Group using the equity method, for the years ended 31st December, 2001 and 31st December, 2000:

	2001 PRC		2000 PRC	
	Agri-business *US$'000*	Industrial business *US$'000*	Agri-business *US$'000*	Industrial business *US$'000*
Fixed assets	143,161	102,118	145,908	110,366
Long term investments	352	6,104	989	6,261
Long term receivables and other assets	–	3,064	–	3,529
Current assets	139,847	152,293	154,646	150,378
Creditors: amounts falling due within one year	(213,546)	(118,021)	(237,746)	(123,905)
Net current assets/(liabilities)	(73,699)	34,272	(83,100)	26,473
Creditors: amounts falling due after one year	(723)	(6,354)	(1,559)	(8,704)
	69,091	139,204	62,238	137,925
Shareholders' funds	69,091	136,308	62,238	135,295
Minority interests	–	2,896	–	2,630
	69,091	139,204	62,238	137,925
Turnover	556,443	241,189	475,851	286,489
Profit before tax	8,072	22,548	4,918	24,620
Tax	(1,266)	(7,178)	(673)	(7,744)
Profit after tax	6,806	15,370	4,245	16,876
Minority interests' share of profits	–	(415)	–	(302)
Profit attributable to shareholders	6,806	14,955	4,245	16,574
Group's proportionate share of profits less losses after tax for the year	2,267	7,136	1,755	7,561

21. INTERESTS IN ASSOCIATES

	GROUP		COMPANY	
	2001	2000	**2001**	2000
	US$'000	*US$'000*	***US$'000***	*US$'000*
Listed shares:				
Share of net assets	**29,480**	40,293	**–**	–
Unlisted investments:				
At cost	**–**	–	**15,000**	15,000
Share of net assets	**15,277**	33,778	**–**	–
Provision for non-recovery	**–**	–	**(15,000)**	(15,000)
	44,757	74,071	**–**	–
Amounts due from associates	**15,208**	17,197	**14,773**	14,773
Amounts due to associates	**(5,431)**	(14,651)	**–**	–
Provision for non-recovery	**–**	–	**(14,773)**	(14,773)
	54,534	76,617	**–**	–
Market value of the overseas listed share at the balance sheet date	**194,860**	126,136	**–**	–

The Group's only listed associate, Shanghai Dajiang (Group) Stock Co., Ltd, is listed on the Shanghai Stock Exchange, the PRC (the "Shanghai Exchange"). In previous years, these shares held by the Group were "foreign legal shares" (the "Shares"), which were not freely transferable or available for circulation.

During the year, the China Securities Regulatory Commission approved the listing on the Shanghai Exchange of these Shares. Since September 2001, the Group has made a series of on-market disposals of its Shares to independent third parties, thereby reducing the Group's shareholding from 42.4% to 36.4% at the balance sheet date.

21. INTERESTS IN ASSOCIATES (continued)

The amounts due from and to associates are unsecured, bear interest rates ranging from 4.8% to 9.0% (2000: 10.8% to 11.5%) per annum and have no fixed terms of repayment.

A list of the associates is presented on page 120 of the financial statements.

A significant number of the Group's interests in associates are Sino-foreign joint ventures established in the PRC. Details of the factors affecting the distribution of earnings from these associates are set out in note 36 to the financial statements.

Under the terms of the joint venture agreements for these joint venture companies in the PRC, the Group is entitled to receiving its attributable share of the net assets upon liquidation of the joint venture companies.

21. INTERESTS IN ASSOCIATES (continued)

The following summaries of financial information, prepared on a combined 100% basis, present the combined financial position and results of operations of all associates involved in the agri-business as at the balance sheet date, accounted for by the Group using the equity method, for the years ended 31st December, 2001 and 31st December, 2000:

	2001 PRC Agri-business *US$'000*	2000 PRC Agri-business *US$'000*
Fixed assets	**139,134**	168,774
Long term investments	**29,272**	12,138
Long term receivables and other assets	**1,558**	1,612
Current assets	**186,201**	179,192
Creditors: amounts falling due within one year	**(189,280)**	(184,438)
Net current liabilities	**(3,079)**	(5,246)
Creditors: amounts falling due after one year	**(14,298)**	–
	152,587	177,278
Shareholders' funds	**140,968**	162,286
Minority interests	**11,619**	14,992
	152,587	177,278
Turnover	**347,205**	417,745
Profit/(Loss) before tax	**(7,725)**	14,591
Tax	**(1,934)**	(2,551)
Profit/(Loss) after tax	**(9,659)**	12,040
Minority interests' share of losses/(profits)	**457**	(2,135)
Profit/(Loss) attributable to shareholders	**(9,202)**	9,905
Group's proportionate share of profits less losses after tax for the year	**(3,200)**	5,023

Notes to Financial Statements (continued)

22. LONG TERM INVESTMENTS

	GROUP	
	2001	2000
	US$'000	US$'000
Unlisted investments, at fair value	1,123	2,452

23. DEFERRED BORROWING EXPENSES

	GROUP	
	2001	2000
	US$'000	US$'000
At beginning of year	166	499
Amortisation for the year	(166)	(333)
At end of year	–	166

24. DEFERRED RESTRUCTURING EXPENSES

	GROUP AND COMPANY	
	2001	2000
	US$'000	US$'000
At beginning of year	3,724	–
Additions during the year	–	5,586
Amortisation for the year	(1,862)	(1,862)
At end of year	1,862	3,724

25. GOODWILL

	GROUP	
	2001	2000
	US$'000	*US$'000*
Cost:		
At beginning of year	**6,870**	4,746
Additions during the year	**1,787**	2,124
At end of year	**8,657**	6,870
Accumulated amortisation and impairment:		
At beginning of year	**(1,577)**	(1,321)
Amortisation provided during the year	**(246)**	(256)
Impairment provided during the year	**(1,451)**	–
At end of year	**(3,274)**	(1,577)
Net book value	**5,383**	5,293

26. DEFERRED TAX ASSETS

	GROUP	
	2001	2000
	US$'000	*US$'000*
At beginning of year	**580**	535
Charges for the year:		
Deferred tax income/(expenses) resulted from unearned interest income	**51**	(39)
Deferred tax income resulted from origination of retirement benefits liability	**506**	233
Deferred tax income related to provision for inventories and doubtful debts	**82**	25
Other temporary differences	**–**	(73)
	639	146
Exchange realignment	**(311)**	(101)
At end of year	**908**	580

26. DEFERRED TAX ASSETS (continued)

At the balance sheet date, the deferred tax assets represented the tax effect of temporary differences on the following items:

	GROUP	
	2001	2000
	US$'000	*US$'000*
Provision for inventories and doubtful debts	96	54
Unearned interest income	26	–
Retirement benefits liability	786	526
	908	580

Deferred tax has not been provided on the revaluation of the Group's investment properties and fixed assets because, in the opinion of the directors, the disposal of such properties would not result in a tax liability.

At the balance sheet date, unused tax losses amounted to US$24,597,000 (2000: US$17,920,000) for which a deferred tax asset has not been recognised, there was no assurance beyond any reasonable doubt that future taxable income would be sufficient to allow the benefit of the loss to be realised. The unused tax losses include an amount of US$24,597,000 (2000: US$17,920,000) which is due to expire within two to five years.

27. SHORT TERM INVESTMENTS

	GROUP	
	2001	2000
	US$'000	*US$'000*
Overseas listed investments, at cost	–	70,686
Overseas listed investments, at market value	6,708	–
	6,708	70,686

In previous years, changes in equity securities held for trading purposes were stated at lower of cost and market value on an individual investment basis at the balance sheet date. In accordance with IAS 39, which took effect on 1st January, 2001, financial assets held for trading are now recognised on the balance sheet at market value.

28. INVENTORIES

	GROUP	
	2001	2000
	US$'000	*US$'000*
Raw materials	**83,973**	123,252
Work in progress	**23,608**	23,291
Finished goods	**41,879**	30,445
	149,460	176,988
Less: Provision against inventories	**(10,194)**	(6,815)
	139,266	170,173

The carrying amount of inventories included in the above that are carried at net realisable value at the balance sheet date was US$26,437,000 (2000: US$8,644,000).

29. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND DEPOSITS

The Group normally grants a credit policy up to 30 days. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by senior management. An aging analysis of the accounts receivable, other receivables and deposits of the Group is as follows:

	GROUP	
	2001	2000
	US$'000	*US$'000*
Less than 90 days	**31,747**	33,037
91 to 180 days	**852**	1,098
181 to 360 days	**342**	448
Over 360 days	**7,720**	9,044
	40,661	43,627
Other receivables and deposits	**51,537**	58,759
	92,198	102,386
Less: Provision for bad and doubtful debts	**(14,885)**	(18,764)
	77,313	83,622

30. AMOUNTS DUE FROM/(TO) RELATED COMPANIES

The amounts due from and to related companies are unsecured and have no fixed terms of repayment and arose, in the opinion of the directors, in the normal course of the Group's business activities.

31. CASH AND CASH EQUIVALENTS

	GROUP		COMPANY	
	2001	2000	2001	2000
	US$'000	*US$'000*	*US$'000*	*US$'000*
Time deposits	36,750	134,741	5,007	33,177
Cash and bank balances	60,913	56,422	9,095	163
	97,663	191,163	14,102	33,340
Less: Cash held in escrow account*	(9,014)	–	(9,014)	–
	88,649	191,163	5,088	33,340

* *The purpose of setting up the escrow account is to settle future claims on the Company, if any, on debts guaranteed by the Company to its subsidiaries in the PRC and a related company in Indonesia.*

32. ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUED EXPENSES

An aging analysis of the accounts payable, other payables and accrued expenses of the Group is as follows:

	GROUP	
	2001	2000
	US$'000	*US$'000*
Less than 90 days	66,903	84,069
91 to 180 days	2,202	3,687
181 to 360 days	1,474	1,545
Over 360 days	1,889	1,203
	72,468	90,504
Other payables and accrued expenses	91,190	82,896
	163,658	173,400

33. INTEREST-BEARING BANK LOANS AND OTHER LOANS

	GROUP		COMPANY	
	2001	2000	**2001**	2000
	US$'000	*US$'000*	***US$'000***	*US$'000*
Bank loans:				
Secured	**120,337**	108,532	**–**	–
Unsecured	**394,484**	504,990	**75,445**	121,157
	514,821	613,522	**75,445**	121,157
Short term other loans, unsecured	**1,163**	157	**–**	–
Long term other loan, unsecured	**136**	72	**–**	–
Floating rate notes, unsecured	**236,317**	377,800	**152,053**	242,800
	752,437	991,551	**227,498**	363,957
Amounts falling due within one year classified as current liabilities:				
Bank loans:				
Secured	**(100,693)**	(104,820)	**–**	–
Unsecured	**(259,432)**	(349,824)	**(21,900)**	(53,035)
Short term other loans	**(1,163)**	(157)	**–**	–
Long term other loan	**–**	(72)	**–**	–
Floating rate notes	**(68,598)**	(165,379)	**(44,138)**	(106,284)
	(429,886)	(620,252)	**(66,038)**	(159,319)
Amounts falling due after one year	**322,551**	371,299	**161,460**	204,638
Bank loans and other loans repayable within a period:				
Not exceeding one year or on demand	**429,886**	620,252	**66,038**	159,319
More than one year, but not exceeding two years	**303,243**	342,225	**161,460**	204,638
More than two years, but not exceeding five years	**19,308**	29,074	**–**	–
	752,437	991,551	**227,498**	363,957

33. INTEREST-BEARING BANK LOANS AND OTHER LOANS (continued)

Certain of the Group's fixed assets located in the PRC with net book values of US$132,576,000 (2000: US$101,859,000) and fixed deposits of US$3,196,000 (2000: US$2,003,000) have been pledged as security for various short and long term bank loans. The Company has entered into negative pledges over certain of its assets for available credit facilities aggregating approximately US$52,152,000 (2000: US$77,031,000) granted to the Group by several banks, which were drawn down to the extent of approximately US$52,152,000 (2000: US$77,031,000) at the balance sheet date.

Interest on the Group's bank loans is payable at various rates ranging from 3.0% to 9.9% (2000: 5.6% to 9.5%) per annum.

On 28th February, 2001, the Company entered into the formal Group Restructuring Agreement (the "Agreement") with its lending banks. On 29th March, 2001, a meeting was held by the holders of floating rate notes and resolved to acknowledge the restructuring, and accordingly, the Group's borrowings, including bank loans and floating rate notes, have been reclassified in accordance with the revised terms specified in the restructuring documents as at 31st December, 2000. Under the Agreement, the obligations of the Company will be secured by debentures from the Company and certain subsidiaries which have been identified as having significant assets.

On 23rd October, 2001, the Company announced that certain amendments have been made to the Agreement. The amendments relate to an extension of the period of the restructuring by 12 months to 31st December, 2003, further details of which are also set out in note 1 to the financial statements. The indebtedness under the Agreement has been reclassified to reflect these revised terms.

34. SHARE CAPITAL

Shares

	2001	2000
	US$'000	*US$'000*
Authorised:		
3,000,000,000 ordinary shares of US$0.05 each	**150,000**	150,000
Issued and fully paid:		
2,158,480,786 ordinary shares of US$0.05 each	**107,924**	107,924

No repurchase of shares was made by the Company during the year or subsequent to the balance sheet date.

Share options

The Company's share options outstanding at the balance sheet date were as follows:

Expiry date	**Exercise price**	**No. of shares issuable under the share options**
	HK$	
April 2002	1.64	56,299,991
April 2002	1.892	18,433,164
July 2002	2.15	2,221,275
May 2004	1.752	18,479,248
August 2008	0.3875	50,200,000
		145,633,678

The Company operates a share option scheme, further details of which are also set out under the heading "Share option scheme" in the Report of the Directors. The exercise in full of such options would, under the present capital structure of the Company, result in the issue of 145,633,678 additional ordinary shares and cash proceeds to the Company of approximately HK$183,811,000 before the related issue expenses.

35. RESERVES

GROUP

	Contributed surplus US$'000	Fixed asset revaluation reserve US$'000	Investment property revaluation reserve US$'000	General reserve US$'000	Capital reserve US$'000	Reserve fund US$'000	Expansion fund US$'000	Exchange equalisation reserve US$'000	Accumulated losses US$'000	Total US$'000
At 1st January, 2000	6,093	8,829	294	3,258	65,844	18,958	12,184	(79,780)	(90,360)	(54,680)
Exchange realignments	–	(1,708)	–	(752)	(99)	–	–	–	–	(2,559)
Surplus on revaluation	–	7,384	754	–	–	–	–	–	–	8,138
Release upon reclassification from long term to short term investments	–	–	–	–	(5,752)	–	–	24,655	–	18,903
Capital reserve arising on capitalisation issue by a subsidiary	–	(3,534)	–	(1,199)	4,733	–	–	–	–	–
Exchange losses arising from translation of foreign currency financial statements	–	–	–	–	–	–	–	(816)	–	(816)
Transfers from/(to) profit and loss account	–	–	–	(3,679)	(2,815)	343	555	–	5,596	–
Loss for the year	–	–	–	–	–	–	–	–	(51,154)	(51,154)
At 31st December, 2000 and 1st January, 2001										
As previously reported	6,093	10,971	1,048	(2,372)	61,911	19,301	12,739	(55,941)	(135,918)	(82,168)
Effect of adopting new IASs *(note 15)*	–	–	(1,048)	–	–	–	–	–	9,402	8,354
As restated	6,093	10,971	–	(2,372)	61,911	19,301	12,739	(55,941)	(126,516)	(73,814)
Exchange realignments	–	(5,254)	–	1,272	(2,674)	–	–	–	–	(6,656)
Surplus on revaluation	–	2,512	–	–	–	–	–	–	–	2,512
Release upon disposal of associates	–	–	–	–	(3,327)	(163)	(256)	1,370	–	(2,376)
Capitalisation of reserve fund	–	–	–	–	–	(611)	–	–	–	(611)
Exchange gains arising from translation of foreign currency financial statements	–	–	–	–	–	–	–	729	–	729
Transfers from/(to) profit and loss account	–	–	–	42	–	3,096	618	(87)	(3,669)	–
Loss for the year	–	–	–	–	–	–	–	–	(10,298)	(10,298)
At 31st December, 2001	6,093	8,229	–	(1,058)	55,910	21,623	13,101	(53,929)	(140,483)	(90,514)

35. RESERVES (continued)

COMPANY

	Share premium US$'000	Contributed surplus US$'000	Accumulated losses US$'000	Total US$'000
At 1st January, 2000	51,210	6,093	(52,732)	4,571
Loss for the year	–	–	(15,967)	(15,967)
At 31st December, 2000 and 1st January, 2001	51,210	6,093	(68,699)	(11,396)
Loss for the year	–	–	(28,099)	(28,099)
At 31st December, 2001	51,210	6,093	(96,798)	(39,495)

The contributed surplus originally represented the excess of the fair value of the share of net assets of subsidiaries acquired over the nominal value of the Company's shares issued in exchange therefor. Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus is distributable to shareholders under certain prescribed circumstances.

The general reserve represents a reserve transferred from unappropriated profits in a subsidiary and is available for distribution. The nature of the expansion and reserve funds are set out in note 36 below.

The capital reserve mainly represents gains arising from the deemed disposal of a subsidiary and an associate in previous years. The current year's movement is related to non-distributable reserves from the Group's Turkish subsidiaries.

36. ACCUMULATED LOSSES

	GROUP	
	2001	2000
	US$'000	US$'000
Retained in:		
Company	(96,798)	(68,699)
Reversals of provisions for impairment losses of investments in subsidiaries and an associate	45,359	31,359
	(51,439)	(37,340)
Subsidiaries	(63,797)	(89,313)
Jointly controlled entities	(36,553)	(44,833)
Associates	11,306	35,568
	(140,483)	(135,918)

A significant number of the Group's interests in subsidiaries, jointly controlled entities and associates are Sino-foreign joint venture enterprises. Pursuant to the relevant PRC laws and regulations for Sino-foreign joint venture enterprises, the profits of the Group's joint venture companies operating in the PRC are available for distribution in the form of cash dividends to each of the joint venture partners after the joint venture company: (1) satisfies all tax liabilities; (2) provides for losses in previous years; and (3) makes appropriations to the three statutory reserves. These appropriations include the individual entity's reserve fund, expansion fund and funds for staff bonus and welfare benefits. All foreign-owned and Sino-foreign enterprises are generally required to appropriate not less than 10% of their net profit after tax to the reserve fund, until the balance of the fund reaches 50% of the registered capital. Appropriations of the expansion fund and funds for staff bonuses and welfare benefits are determined at the sole discretion of the board of directors. On consolidation of the results of subsidiaries and equity accounting for the results of the jointly controlled entities and associates, amounts designated as staff bonuses and welfare benefits have been charged to income before arriving at a net profit in accordance with IAS.

36. ACCUMULATED LOSSES (continued)

The profit distributions of the PRC joint venture companies are declared and paid in Renminbi ("RMB"). In certain circumstances, if the joint venture has foreign currencies available after meeting its operational needs, the foreign investor in the joint venture may access such foreign currencies for profit distribution. Otherwise, such distributions to the Group outside the PRC have to be converted into foreign currencies through an approved exchange centre, successful arrangement of import substitutions, compensation trade or other means approved by the relevant authorities. Further details on distributions of RMB earnings are set out in note 37 below.

37. FOREIGN CURRENCY EXCHANGE

The RMB is not freely convertible into foreign currencies. Following the unification of exchange rates by the PRC government on 1st January, 1994 and the establishment of the National Foreign Exchange Trading Centre in Shanghai (the "exchange centre") in April 1995, Sino-foreign equity joint venture enterprises can enter into exchange transactions at the exchange centre through the Bank of China or other authorised institutions. All foreign exchange transactions are conducted at the exchange rates quoted by the People's Bank of China.

Payments for imported materials and the remittance of earnings outside the PRC are subject to the availability of foreign currencies which are dependent on the foreign currency denominated earnings of the joint ventures or must be made through the exchange centre. Approval for such foreign currency exchanges at the exchange centre is granted to joint ventures for valid reasons such as purchases of imported materials and the remittance of earnings. While the conversion of RMB into foreign currencies can generally be effected at the exchange centre, there is no guarantee that it can be effected at all times.

The products of the Company's subsidiaries, jointly controlled entities and associates operating in the PRC are sold primarily in RMB. Revenues and profits are thus predominantly denominated in RMB. For certain subsidiaries, jointly controlled entities and associates, funds denominated in RMB may have to be, and from time to time are, converted into United States dollars or other foreign currencies for the purchase of imported materials.

In addition, to the extent that foreign currencies are not sufficient to pay distributions, the Group's share of distributions from the PRC subsidiaries, jointly controlled entities and associates have to be converted into foreign currencies through the exchange centre at prevailing rates. The companies are not normally able to hedge their foreign exchange exposure because neither the Bank of China, nor other financial institutions authorised to engage in foreign exchange transactions in the PRC offer forward exchange contracts.

37. FOREIGN CURRENCY EXCHANGE (continued)

Should the RMB devalue against the United States dollar, it may reduce the foreign currency equivalent of such earnings available for distribution by these subsidiaries, jointly controlled entities and associates of the Company.

At 31st December, 2001, the exchange rate quoted by the People's Bank of China was approximately US$1.00 = RMB8.3 (2000: US$1.00 = RMB8.3).

38. COMMITMENTS

At the balance sheet date, the Group had the following commitments:

(i) Capital expenditure authorised, but not provided for in the financial statements, was as follows:

(a)

	GROUP		COMPANY	
	2001	2000	2001	2000
	US$'000	US$'000	US$'000	US$'000
Unpaid capital contributions to certain:				
Subsidiaries	4,906	5,828	–	–
Jointly controlled entities	–	323	–	–
	4,906	6,151	–	–
Machinery and equipment:				
Contracted for	1,935	1,407	–	–
Not contracted for	1,812	832	–	–
	3,747	2,239	–	–

38. COMMITMENTS (continued)

(b) The Group's share of capital commitments of the jointly controlled entities was as follows:

	GROUP		COMPANY	
	2001	2000	**2001**	2000
	US$'000	*US$'000*	***US$'000***	*US$'000*
Contracted for	**2,686**	453	–	–
Not contracted for	–	9	–	–
	2,686	462	–	–

(ii) At 31st December, 2001, the Group and the Company had total future minimum lease payments under operating leases falling due as follows:

(a)

	GROUP		COMPANY	
	2001	2000	**2001**	2000
	US$'000	*US$'000*	***US$'000***	*US$'000*
Land and buildings expiring:				
Within one year	**1,299**	888	–	–
In the second to fifth years, inclusive	**4,263**	3,020	–	–
Beyond five years	**15,643**	11,643	–	–
	21,205	15,551	–	–
Plant and machinery expiring:				
Within one year	**595**	464	–	–
In the second to fifth years, inclusive	**2,357**	1,843	–	–
Beyond five years	**5,550**	2,451	–	–
	8,502	4,758	–	–

38. COMMITMENTS (continued)

(b) The Group's share of operating lease commitments of the jointly controlled entities was as follows:

	GROUP		COMPANY	
	2001	2000	2001	2000
	US$'000	*US$'000*	*US$'000*	*US$'000*
Land and buildings expiring:				
Within one year	171	62	–	–
In the second to fifth years, inclusive	689	140	–	–
Beyond five years	4,066	789	–	–
	4,926	991	–	–
Plant and machinery expiring:				
Within one year	31	–	–	–
In the second to fifth years, inclusive	125	–	–	–
Beyond five years	865	–	–	–
	1,021	–	–	–

39. CONTINGENT LIABILITIES

Contingent liabilities in respect of guarantees at the balance sheet date not provided for in the financial statements were as follows:

	GROUP		COMPANY	
	2001	2000	**2001**	2000
	US$'000	*US$'000*	***US$'000***	*US$'000*
Guarantees given to banks in connection with facilities granted to:				
Jointly controlled entities	**7,412**	10,265	**–**	657
Related company*	**5,900**	11,193	**5,900**	5,900
In respect of guarantees to third parties and discounted bills of exchange	**19,904**	8,386	**–**	–
	33,216	29,844	**5,900**	6,557

* *The amount is related to a guarantee given by the Company to the bank of a subsidiary of a related party. The Group has a 15.7% indirect equity interest in this subsidiary of the related party and the guarantee given represents 10% of the credit facility granted to it by this bank.*

40. RELATED PARTY TRANSACTIONS

(a) A portion of the Group's sales and purchases transactions, together with certain less significant commercial transactions, are with companies in which Messrs. Dhanin Chearavanont, Sumet Jiaravanon, Min Tieanworn, Prasert Poongkumarn, Thirayut Phitya-Isarakul, Thanakorn Seriburi and Veeravat Kanchanadul, directors of the Company, have beneficial interests. Details of the major related party transactions are set out as follows:

		GROUP	
	Notes	2001 *US$'000*	2000 *US$'000*
Sales of goods to jointly controlled entities and associates	(i)	26,768	25,768
Sales of goods to related companies	(i)	18,462	1,581
Purchases of raw materials from jointly controlled entities and associates	(ii)	55,360	44,636
Purchases of raw materials from related companies	(ii)	24,324	19,461

Notes:

(i) The sales of goods were made according to the published prices and conditions offered to the major customers of the Group, except that a longer credit period was normally granted.

(ii) The purchases of raw materials were made according to the published prices and conditions offered to the major customers of the suppliers, except that a longer credit period was normally granted.

(b) During the year, the Company paid an advisory fee of US$100,000 (2000: US$100,000) to Charoen Pokphand Group Company Limited for the provision of technical and management support services to the Group. The advisory fee was determined by reference to the agreed service fees between the parties.

Messrs. Dhanin Chearavanont and Sumet Jiaravanon, directors of the Company, have beneficial interests in the share capital of Charoen Pokphand Group Company Limited.

40. RELATED PARTY TRANSACTIONS (continued)

(c) On 29th November, 2001, Chia Tai (China) Agro-Industrial Ltd., a wholly-owned subsidiary of the Company, entered into sale and purchase agreements with a related party, Plenty Type Limited ("Plenty"), to dispose of its entire interest of 49% each in Chia Tai Shenyang Company Limited and Chia Tai Lianyungang Company Limited (the "Associates") to Plenty at total consideration of US$4,000,000 and recorded a gain of US$427,000. The consideration was determined on the basis of the net asset values of the Associates. The transactions were completed on 28th December, 2001. The Associates were engaged in the production and sale of animal feeds and chicken.

41. RETIREMENT BENEFITS SCHEMES

The Group operates a defined Mandatory Provident Fund scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for all those employees who are eligible to participate in the MPF Scheme. The MPF Scheme has operated since 1st December, 2000. Contributions are made based on a percentage of the employees' basic salaries and are charged to the profit and loss account as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees were contributed into the MPF Scheme. Pension contributions for the year amounted to US$48,500 (2000: US$3,900).

As stipulated by the regulations of the PRC government, each of the joint venture in the PRC is required to make specific contributions to the state-controlled retirement plan at a rate of 8% to 28% of the total salaries of the PRC employees. The PRC government is responsible for the pension liability to the retired employees. The employees of the joint ventures are entitled to a monthly pension at their retirement dates.

The joint ventures have no further obligation for post-retirement benefits beyond the above annual contributions made. The total retirement plan contributions paid by the joint ventures during the year ended 31st December, 2001 pursuant to these arrangements amounted to US$3,244,000 (2000: US$3,031,000).

The subsidiaries in Turkey are required to contribute certain amounts under the retirement plans based on eligible employees' accumulated periods of service at the balance sheet date in accordance with Turkish Social Security Legislation. The only obligation of the Group with respect to the plans is to pay the ongoing required contributions under the plans. Contributions for the year amounted to US$1,039,000 (2000: US$1,398,000).

42. FINANCIAL INSTRUMENTS

Financial risk management objectives and policies

The Group is exposed to market risk including, primarily, changes in interest rates and currency exchange rates in connection with its risk management activities. The Group does not hold or issue derivative financial instruments for trading purposes.

(a) *Interest rate risk*

The Group's exposure to market risk for changes in interest rates relates primarily to the Group's debt obligations. The Group does not use derivative financial instruments to hedge its debt obligations.

(b) *Concentrations of credit risk*

The Group places its cash deposits with major international banks and financial institutions. This investment policy limits the Group's exposure to concentrations of credit risk.

A significant portion of the Group's sales are to customers in the agricultural industry and, as such, the Group is directly affected by the well-being of that industry. However, the credit risk associated with trade receivables is considered relatively minimal due to the Group's large customer base and its geographical dispersion. The Group performs on going credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The allowance for doubtful accounts is based upon the expected collectibility of all accounts receivable.

For the industrial sector, the majority of cash from sales was maintained with state-owned banks and their subsidiaries in the PRC, with a small amount being placed with a local branch of a foreign bank. The jointly controlled entities market their products principally to related parties and independent distributors in the PRC.

42. FINANCIAL INSTRUMENTS (continued)

(c) Fair value of financial instruments

(i) Cash and cash equivalents, accounts and bills receivable, and accounts and bills payable

Cash on hand and in banks and short term deposits which are held to maturity are carried at cost because assets either carry a current rate of interest, or have a short period of time between the origination of cash deposits and their expected maturity.

Accounts receivable, which generally have 30-day terms, are recognised and carried at original invoice amount less allowances for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Liabilities for accounts and other amounts payable which are normally settled on 90-day terms, are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Group.

The carrying amounts of bills receivable and payable are carried at their fair values because of the immediate or short term maturity of these financial instruments.

(ii) Amounts due from/to related companies

Receivables from and payables to related companies are recognised and carried at cost.

(iii) Bank loans

The carrying amounts of bank loans approximate their fair values, based on the borrowing rates currently available for bank loans with similar terms and average maturity.

(iv) Floating rate notes

The carrying amounts of the floating rate notes approximate their fair values, based on current interest rates and remaining maturity.

Notes to Financial Statements (continued)

43. SUBSEQUENT EVENT

Subsequent to the balance sheet date, the Group disposed of 35,833,266 shares of Shanghai Dajiang (Group) Stock Co., Ltd. ("Shanghai Dajiang") and recorded a gain of US$18,800,000. As a result of the disposal, the Group's interest in Shanghai Dajiang was reduced from 36.4% to 31.1%.

44. COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform with current year's presentation.

45. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved by the board of directors on 27th March, 2002.

List of Subsidiaries, Jointly Controlled Entities and Associates

SUBSIDIARIES

Details of the principal subsidiaries are as follows:

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2001	2000	Principal activities
A Club International Company Limited	HK$10,000	Hong Kong	**100%***	100%*	Investment holding
Advance Motorcycle Co. Ltd.	US$50,000	British Virgin Islands	**55%***	55%*	Investment holding
Advance Motorcycle Investment Co. Ltd.	US$100	British Virgin Islands	**68%***	68%*	Investment holding
Beijing Chia Tai Livestock Co., Ltd.	RMB30,000,000	PRC	**37%***	37%*	Production and sale of animal feeds
C.P. Enterprises Cereal and Oil Industrial Limited	HK$10,000	Hong Kong	**100%***	100%*	Investment holding
C.P. Pokphand (Finance) Co. Ltd.	US$1,000	Cayman Islands	**100%**	100%	Investment holding
C.P. Standard Resources Limited	HK$2,000,000	Hong Kong	**100%***	100%*	Trading
C.P. Standart Gida Sanayi ve Ticaret A.S.	TL9,250,000,000,000	Turkey	**83%***	83%*	Production and sale of animal feeds, chickens and processed meat
C.T. Progressive (Aquaculture) Ltd.	HK$100,000	Bermuda	**100%**	100%	Investment holding
C.T. Progressive (Bangkok) Ltd.	HK$3,800,000	Bermuda	**100%**	100%	Investment holding
C.T. Progressive (H.K.) Ltd.	HK$1,000,000	Bermuda	**100%**	100%	Investment holding

List of Subsidiaries, Jointly Controlled Entities and Associates

(continued)

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2001	Percentage of equity capital held 2000	Principal activities
C.T. Progressive (Indonesia) Agro Limited	US$1,000	British Virgin Islands	100%	100%	Investment holding
C.T. Progressive (Investment) Ltd.	US$1,000	British Virgin Islands	100%	100%	Investment holding
C.T. Progressive (Thailand) Agro Limited	US$1,000	British Virgin Islands	100%	100%	Investment holding
C.T. Progressive (Thailand) Ltd.	HK$4,800,000	Bermuda	100%	100%	Investment holding
C.T. Progressive (Trading) Ltd.	HK$1,000,000	Bermuda	100%	100%	Investment holding
Causeway Developments Limited	US$1	British Virgin Islands	100%*	100%*	Investment holding
Changsha Chia Tai Co., Ltd.	US$4,100,000	PRC	100%*	100%*	Production and sale of animal feeds
Charoen Pokphand Development (Turkey) Limited	US$1	British Virgin Islands	100%	100%	Investment holding
Charoen Pokphand Entegre Gida Sanayi A.S.	TL3,500,000,000,000	Turkey	100%*	100%*	Production and sale of animal feeds
Chengdu Chia Tai Company Limited	US$6,300,000	PRC	70%*	70%*	Production and sale of animal feeds and chickens
Chia Tai (China) Agro-Industrial Ltd.	HK$1,000,000	Bermuda	100%	100%	Investment holding

List of Subsidiaries, Jointly Controlled Entities and Associates

(continued)

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2001	2000	Principal activities
Chia Tai (China) Investment Co., Ltd.	US$30,000,000	PRC	**100%**	100%	Investment holding and trading
Chia Tai (Fuzhou) Company Limited	US$10,000	Hong Kong	**100%***	100%*	Investment holding
Chia Tai (Sichuan) Investment Company Limited	HK$2	Hong Kong	**100%***	100%*	Investment holding
Chia Tai Chengdu Company Limited	US$250,000	Hong Kong	**100%***	100%*	Investment holding
Chia Tai Chongqing Company Limited	HK$2	Hong Kong	**100%***	100%*	Investment holding
Chia Tai Feed Tech Company Limited	HK$1	British Virgin Islands	**100%***	100%*	Investment holding
Chia Tai Feedmill Company Limited	US$1,000 and US$2,500,000**	Hong Kong	**66%***	66%*	Investment holding
Chia Tai Guangxi Company Limited	HK$2	Hong Kong	**100%***	100%*	Investment holding
Chia Tai Hainan Aquatic Products Company Limited	HK$1,000,000	Hong Kong	**95%***	95%*	Investment holding
Chia Tai Hainan Feedmill Company Limited	US$10,000	British Virgin Islands	**100%***	100%*	Investment holding
Chia Tai Hebei Company Limited	HK$2	Hong Kong	**100%***	100%*	Investment holding
Chia Tai Henan Company Limited	US$1,000	Hong Kong	**100%***	100%*	Investment holding
Chia Tai Hubei Company Limited	HK$10,000	Hong Kong	**100%***	100%*	Investment holding

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2001	2000	Principal activities
Chia Tai Hunan Company Limited	US$2 and US$2**	Hong Kong	100%*	100%*	Investment holding
Chia Tai Jiangxi Company Limited	HK$10,000	Hong Kong	100%*	100%*	Investment holding
Chia Tai Jilin Company Limited	US$1,800,000	Hong Kong	90%*	90%*	Investment holding
Chia Tai Jinxi Company Limited	HK$2	Hong Kong	100%*	100%*	Investment holding
Chia Tai Neimenggu Company Limited	HK$2	Hong Kong	100%*	100%*	Investment holding
Chia Tai Ningbo Investment Company Limited	HK$2	Hong Kong	100%*	100%*	Investment holding
Chia Tai Poultry Company Limited	US$100	British Virgin Islands	100%*	100%*	Investment holding
Chia Tai Quanzhou Company Limited	US$1,000,000	Hong Kong	95%*	95%*	Investment holding
Chia Tai Shaanxi Company Limited	HK$10,000	Hong Kong	100%*	100%*	Investment holding
Chia Tai Shandong Co., Ltd.	US$100	British Virgin Islands	100%*	100%*	Investment holding
Chia Tai Shanghai Company Limited	US$1,800,000	Hong Kong	100%*	100%*	Investment holding
Chia Tai Song Liao Company Limited	HK$100,000	Hong Kong	100%*	100%*	Investment holding
Chia Tai Taiyuan Company Limited	HK$10,000	Hong Kong	100%*	100%*	Investment holding

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2001	2000	Principal activities
Chia Tai Tianjin Livestock Machinery Company Limited	HK$2	Hong Kong	**100%***	100%*	Investment holding
Chia Tai Urumqi Company Limited	HK$10,000	Hong Kong	**100%***	100%*	Investment holding
Chia Tai Xiamen Company Limited	US$100,000	Hong Kong	**100%***	100%*	Investment holding
Chia Tai Yongji Enterprise Co., Ltd.	RMB27,500,000	PRC	**100%***	100%*	Production and sale of animal feeds
Chia Tai Yueyang Company Limited	US$9,550,000	PRC	**100%*#**	100%*#	Production and sale of animal feeds and chickens
Chia Tai Zhumadian Company Limited	HK$10,000	Hong Kong	**100%***	100%*	Investment holding
Chiatai (Wuhu) Co., Ltd.	RMB40,000,000	PRC	**100%***	100%*	Production and sale of animal feeds
Chongqing Chia Tai Company Limited	RMB30,000,000	PRC	**60%***	60%*	Production and sale of animal feeds and chickens
Chongqing Shuangqiao Chia Tai Co., Ltd.	RMB10,000,000	PRC	**60%***	60%*	Production and sale of animal feeds
Chu Zhou Chia Tai Co., Ltd.	RMB35,000,000	PRC	**100%***	100%*	Production and sale of animal feeds

List of Subsidiaries, Jointly Controlled Entities and Associates
(continued)

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2001	Percentage of equity capital held 2000	Principal activities
Chu Zhou Advance Feed Tech Co., Ltd.	RMB6,000,000	PRC	100%*	100%*	Production and sale of animal feeds
Dalian Chia Tai Enterprise Co., Ltd.	RMB10,000,000	PRC	100%*	100%*	Production and sale of animal feeds, poultry and aquatic products
Dun Hua Chia Tai Enterprises Co., Ltd.	RMB20,000,000	PRC	75%*	75%*	Production and sale of animal feeds
Ek Chor China Motorcycle Co. Ltd.	US$1,752,600	Bermuda	68%	68%	Investment holding
Ek Chor Company Limited	HK$27,800,000	Hong Kong	68%*	68%*	Investment holding
Ek Chor Development Limited	US$1	British Virgin Islands	100%*	100%*	Investment holding
Ek Chor Distribution (Shenyang) Property Company Limited	HK$2	Hong Kong	100%*	100%*	Property investment
Ek Chor Investment Company Limited	HK$28,300,000	Hong Kong	68%*	68%*	Investment holding
Ek Chor Research and Management Co., Ltd.	US$100,000	British Virgin Islands	68%*	68%*	Investment holding
Everwell Developments Limited	US$1	British Virgin Islands	100%*	100%*	Investment holding
Flying Enterprises Limited	US$2	British Virgin Islands	100%*	100%*	Investment holding

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2001	2000	Principal activities
Fuzhou Da Fu Company Limited	RMB44,000,000	PRC	**100%***	100%*	Production and sale of animal feeds and chickens
Ganzhou Chia Tai Co., Ltd.	RMB18,000,000	PRC	**80%***	80%*	Production and sale of animal feeds
Guang An Chia Tai Co., Ltd.	RMB4,500,000	PRC	**60%***	60%*	Production and sale of animal feeds and chickens
Guanghan Chia Tai Feed Tech Co., Ltd.	RMB7,000,000	PRC	**91%***	91%*	Production and sale of animal feeds
Guide Luck Limited	HK$10,000	Hong Kong	**100%***	100%*	Property investment
Guilin Chia Tai Co., Ltd.	RMB31,000,000	PRC	**85%***	85%*	Production and sale of animal feeds
Guizhou Chia Tai Enterprise Co., Ltd.	RMB80,500,000	PRC	**88%***	88%*	Production and sale of chemicals
Hainan Chia Tai Animal Husbandry Co., Ltd.	US$4,000,000 and RMB20,000,000	PRC	**100%***	100%*	Production and sale of animal feeds
Hannick Limited	HK$2	Hong Kong	**100%***	100%*	Property investment

List of Subsidiaries, Jointly Controlled Entities and Associates
(continued)

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2001	Percentage of equity capital held 2000	Principal activities
Hefei Chia Tai Co., Ltd.	RMB85,000,000	PRC	90%*	70%*	Production and sale of animal feeds and chickens
Heilongjiang Chia Tai Enterprise Co., Ltd.	US$30,080,000	PRC	80%*	80%*	Production and sale of animal feeds, chickens, processed meat and cereal and oil products
Hengyang Chia Tai Co., Ltd.	US$5,100,000	PRC	100%*#	100%*#	Production and sale of animal feeds
Huai Hua Chia Tai Co., Ltd.	US$4,587,000	PRC	100%*#	100%*#	Production and sale of animal feeds
Huai Yin Chia Tai Co., Ltd.	RMB30,000,000	PRC	58%*	58%*	Production and sale of animal feeds
Huai Yin Chia Tai Feed Co., Ltd.	RMB13,000,000	PRC	58%*	58%*	Production and sale of animal feeds
Huazhong Chia Tai Co., Ltd.	RMB54,000,000	PRC	70%*	70%*	Production and sale of chlortetra
Huludao Chia Tai Co., Ltd.	RMB12,500,000	PRC	60%*	60%*	Production and sale of animal feeds

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2001	2000	Principal activities
Inner Mongolia Chia Tai Co., Ltd.	US$4,325,000	PRC	**100%*#**	100%*#	Production and sale of animal feeds
Jiamusi Chia Tai Co., Ltd.	US$6,000,000	PRC	**65%***	65%*	Production and sale of animal feeds, and cereal and oil products
Jiang Jin Chia Tai Co., Ltd.	RMB7,000,000	PRC	**60%***	60%*	Production and sale of animal feeds
Jinan Chia Tai Company Limited	RMB10,500,000	PRC	**65%***	65%*	Production and sale of animal feeds
Jiu Jiang Advance Feed Tech Co., Ltd.	RMB3,000,000	PRC	**88%***	88%*	Production and sale of animal feeds
Jiu Jiang Chia Tai Feedstuff Co., Ltd.	RMB34,000,000	PRC	**60%***	60%*	Production and sale of animal feeds
Kunming Chia Tai Company Limited	US$6,405,300	PRC	**100%*#**	100%*#	Production and sale of animal feeds and chickens
Kusuma Limited	US$2	Liberia	**100%***	100%*	Investment holding
Lanzhou Chia Tai Company Limited	RMB35,000,000	PRC	**100%*#**	100%*#	Production and sale of animal feeds and chickens

List of Subsidiaries, Jointly Controlled Entities and Associates

(continued)

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2001	Percentage of equity capital held 2000	Principal activities
Meihekou Chia Tai Enterprise Co., Ltd.	RMB25,000,000	PRC	70%*	70%*	Production and sale of animal feeds
Mianyang Chia Tai Co., Ltd	US$4,000,000	PRC	80%*	80%*	Production and sale of animal feeds
Nanchang Chia Tai Livestock Co., Ltd.	RMB32,550,000	PRC	100%*#	100%*#	Production and sale of animal feeds and chickens
Nanjng Chia Tai Livestock Co., Ltd.	RMB8,000,000	PRC	100%*	99%*	Production and sale of duckling
Nanning Chia Tai Animal Husbandry Company Limited	RMB33,908,000	PRC	100%*#	100%*#	Production and sale of animal feeds and chickens
Nantong Chia Tai Co., Ltd.	US$16,500,000	PRC	60%*	60%*	Production and sale of animal feeds and chickens
Nantong Chia Tai Feed Co., Ltd.	RMB30,000,000	PRC	60%*	60%*	Production and sale of animal feeds
Nantong Chia Tai Tech Feed Co., Ltd.	RMB3,000,000	PRC	60%*	60%*	Production and sale of animal feeds
Nanyang Chia Tai Co., Ltd.	RMB20,000,000	PRC	100%*#	100%*#	Production and sale of animal feeds

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2001	2000	Principal activities
Nei Jiang Chia Tai Feed & Poultry Co. Ltd.	US$3,900,000	PRC	**70%***	70%*	Production and sale of animal feeds
Ningbo Chia Tai Agriculture Company Limited	RMB35,000,000	PRC	**70%***	70%*	Production and sale of animal feeds and chickens
Ningbo Chia Tai Cereal and Oil Industrial Co., Ltd.	US$40,000,000	PRC	**100%***	100%*	Production and sale of cereal and oil products
Pingdingshan Chia Tai Co., Ltd.	US$2,761,321	PRC	**70%***	70%*	Production and sale of animal feeds
Pucheng Chia Tai Biochemistry Co., Ltd.	RMB56,000,000	PRC	**70%***	70%*	Production and sale of chlortetra
Qingdao Chia Tai Company Limited	US$27,690,000	PRC	**100%***	100%*	Production and sale of animal feeds, chickens and processed meat
Qinhuangdao Chia Tai Co., Ltd.	RMB86,900,000	PRC	**77%***	77%*	Production and sale of animal feeds, chickens and processed meat

(continued)

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2001	2000	Principal activities
Quanzhou Daquan L-Lysine Company Limited	RMB45,750,000	PRC	52%*	52%*	Manufacture and distribution of L-Lysine
Shaanxi Chia Tai Co., Ltd.	US$5,400,000	PRC	100%*#	100%*#	Production and sale of animal feeds and chickens
Shang Cai Chia Tai Co., Ltd.	RMB23,100,000	PRC	70%*	70%*	Production and sale of animal feeds, and chickens
Shanxi Chia Tai Company Limited	US$11,673,200	PRC	60%*	60%*	Production and sale of animal feeds and chickens
Shijiazhuang Chia Tai Company Limited	RMB22,000,000	PRC	100%*#	100%*#	Production and sale of animal feeds
Shuangliu Chia Tai Co., Ltd.	US$4,000,000	PRC	70%*	70%*	Production and sale of animal feeds and chickens
Tai Zhou Chia Tai Co., Ltd.	RMB17,500,000	PRC	76%*	76%*	Production and sale of animal feeds
Tianjin Chia Tai Agro-Industrial Co., Ltd.	RMB48,000,000	PRC	100%*	100%*	Production and sale of animal feeds and chickens

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2001	2000	Principal activities
Tianjin Chia Tai Feed Tech Company Limited	US$4,211,349	PRC	**100%***	100%*	Production and sale of animal feeds
Tianjin Chia Tai Machinery Company Limited	US$2,737,602	PRC	**100%***	100%*	Production and sale of machinery
Urumqi Chia Tai Company Limited	RMB34,250,000	PRC	**100%*#**	100%*#	Production and sale of animal feeds and chickens
Wenjiang Chia Tai Livestock Co., Ltd.	RMB43,400,000	PRC	**70%***	70%*	Production and sale of chickens
Wide Master Investment Limited	HK$2	Hong Kong	**100%***	100%*	Property investment
World Home Limited	HK$10,000	Hong Kong	**100%***	100%*	Property investment
Wuhan Chia Tai Co., Ltd.	RMB22,000,000	PRC	**100%*#**	100%*#	Production and sale of animal feeds
Wuhan Chia Tai Food Co., Ltd.	RMB93,000,000	PRC	**90%***	90%*	Production and sale of chickens
Xiamen Chia Tai Agriculture Co., Ltd.	RMB30,400,000	PRC	**60%***	60%*	Production and sale of animal feeds and chickens
Xiang Fan Chia Tai Agriculture Development Co., Ltd.	RMB30,000,000	PRC	**85%***	85%*	Production and sale of seeds

List of Subsidiaries, Jointly Controlled Entities and Associates
(continued)

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2001	2000	Principal activities
Xiang Fan Chia Tai Co., Ltd.	RMB48,000,000	PRC	100%*#	100%*#	Production and sale of animal feeds and chickens
Xianghe Chia Tai Co., Ltd.	US$6,900,000	PRC	100%*	100%*	Production and sale of animal feeds and poultry
Xuzhou Chia Tai Co., Ltd.	RMB16,000,000	PRC	65%*	65%*	Production and sale of animal feeds
Yi Chang Chia Tai Co., Ltd.	RMB47,000,000	PRC	100%*	100%*	Production and sale of animal feeds and operation of swine farms
Yi Chang Chia Tai Animal Husbandry Co., Ltd.	RMB6,000,000	PRC	75%*	75%*	Production and sale of animal feeds
Yinchuan Chia Tai Co., Ltd.	RMB6,000,000	PRC	85%*	100%*	Production and sale of animal feeds
Yongan Chia Tai Co., Ltd.	RMB7,000,000	PRC	100%*	100%*	Production and sale of animal feeds
Yueyang Chia Tai Agriculture and Animal Husbandry Development Co., Ltd.	RMB40,000,000	PRC	100%*	100%*	Production and sale of animal feeds
Zhonghai Aquatic Product Co., Ltd.	RMB13,000,000	PRC	100%*	95%*	Prawn breeding

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2001	2000	Principal activities
Zhumadian Chia Tai Company Limited	RMB28,060,318	PRC	**55%***	55%*	Production and sale of animal feeds

* – *held by subsidiaries*

** – *deferred share capital*

\# – *100% of the share capital is held, but the Group is only entitled to 85% of the subsidiary's earnings. The remaining 15% is attributable to a PRC entity.*

All subsidiaries have their place of operations in Hong Kong except for those subsidiaries which are incorporated or registered in the PRC and Turkey which operate in their respective places of incorporation/registration.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

List of Subsidiaries, Jointly Controlled Entities and Associates
(continued)

JOINTLY CONTROLLED ENTITIES

Details of the jointly controlled entities are as follows:

Name of company	Percentage of equity capital held 2001	Percentage of equity capital held 2000	Principal activities
Beijing Chia Tai Feedmill Limited	33.2%	33.2%	Production and sale of animal feeds
Beijing Poultry Breeding Company Limited	36.0%	36.0%	Production and sale of chickens
Chia Tai Cherry Valley (Xianghe) Co., Ltd.	70.0%*	–	Production and sale of duckling
Dong Fang Chia Tai Seed Co., Ltd.	50.0%	50.0%	Production and sale of seeds
ECI Metro Trading (Shanghai) Co., Ltd.	34.1%	34.1%	Trading of Caterpillar products
Guizhou ECI – Metro Machinery Co., Ltd.	34.1%	34.1%	Provision of Caterpillar machinery repair and maintenance services
Han Dan Chia Tai Feed Co., Ltd.	50.0%	50.0%	Production and sale of animal feeds
Henan East Chia Tai Co., Ltd.	50.0%	50.0%	Production and sale of animal feeds and operations of swine farms
Hunan Chia Tai Livestock Co., Ltd.	50.0%	50.0%	Operation of swine farms
Jilin Chia Tai Company Limited	45.0%	45.0%	Production and sale of animal feeds and chickens
Jilin Chia Tai Enterprises Co., Ltd.	50.0%	50.0%	Production and sale of animal feeds
Jilin Da He Feedmill Co., Ltd.	29.3%	29.3%	Production and sale of animal feeds
Jilin Dalong Feed Co., Ltd.	30.0%	30.0%	Production and sale of animal feeds
Jilin De Da Company Limited	50.0%	50.0%	Production and sale of animal feeds, chickens, processed meat and cereal and oil products
Kaifeng Chia Tai Company Limited	50.0%	50.0%	Production and sale of animal feeds, chickens and cereal and oil products

Name of company	Percentage of equity capital held 2001	2000	Principal activities
Luoyang Northern Ek Chor Motorcycle Company Limited	**37.5%**	37.5%	Production and sale of motorcycles
Ningbo Advance Benteng Motorcycle Co., Ltd.	**13.6%**	13.6%	Production and sale of motorcycles
Shanghai Dahua Industrial Appliances Co., Ltd.	**40.5%**	43.0%	Production and sale of husbandry appliances
Shanghai-Ek Chor General Machinery Co., Ltd.	**34.1%**	34.1%	Production and sale of automotive accessories
Shanghai Ek Chor Nissei Co., Ltd.	**23.5%**	23.5%	Trading of motorcycles and automotive instrumentation
Sichuan ECI-Metro Machinery Co., Ltd.	**34.1%**	34.1%	Provision of Caterpillar machinery repair and maintenance services
Tangshan Chia Tai Feedmill Co., Ltd.	**38.3%**	38.3%	Production and sale of animal feeds
Yunnan ECI Metro Engineering Machinery Service Co., Ltd.	**34.1%**	34.1%	Provision of Caterpillar machinery repair and maintenance services
Zhan Jiang Deni Carburetor Co., Ltd.	**19.1%**	19.1%	Production and sale of motorcycle and automotive carburetors

* *Since neither the Group nor its joint venture partner is in a position to exercise unilateral control over the economic activity of the joint venture company, the Group's interest therein is classified as interest in a jointly controlled entity.*

ASSOCIATES

All associates are incorporated and operate in the PRC with the exception of the following:

(i) Chia Tai Lianyungang Company Limited, Chia Tai Shenyang Company Limited and Conti Chia Tai International Limited are incorporated in Hong Kong and operate in the PRC; and

(ii) Lotus Distribution International Limited is incorporated in the British Virgin Islands.

Name of company	Percentage of equity capital held 2001	2000	Principal activities
Chia Tai Lianyungang Company Limited	–	49.0%	Investment holding
Chia Tai Shenyang Company Limited	–	49.0%	Investment holding
Conti Chia Tai International Limited	50.0%	50.0%	Production and sale of animal feeds, premix and the operation of chickens and swine farms
ECI Metro Investment Co., Ltd.	34.1%	34.1%	Investment holding and trading of machinery and spare parts
Ek Chor Advance Paint Co., Ltd.	34.1%	34.1%	Investment holding
Hong Kong Ek Chor Nissei Company Limited	29.3%	29.3%	Investment holding
Lianyungang Chia Tai Feed Company Limited	–	34.3%	Production and sale of animal feeds
Lotus Distribution International Limited	30.0%	30.0%	Investment holding
Shanghai Dajiang (Group) Stock Co., Ltd.	36.4%	42.4%	Production and sale of animal feeds, chickens and processed meat
Shenyang Chia Tai Livestock Farming Ltd.	–	49.0%	Production and sale of animal feeds
Shenyang Chia Tai Poultry Co., Ltd.	–	41.7%	Production and sale of chickens

NOTICE is hereby given that the Annual General Meeting of C.P. Pokphand Co. Ltd. (the "Company") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Thursday, 30th May, 2002 at 9:30 a.m. for the following purposes:

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and of the Auditors for the year ended 31st December, 2001;

2. To fix the number of Directors;

3. To elect Directors;

4. To appoint Auditors and to authorise the Directors to fix their remuneration; and

5. (By way of special business) to consider, and, if thought fit, pass with or without amendments the following Resolutions as Ordinary Resolutions:

A. "THAT

(a) subject to paragraph (c) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as defined in paragraph (d) below) of all the powers of the Company to allot, issue and otherwise deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers at any time during or after the end of the Relevant Period;

(c) the aggregate nominal amount of shares in the capital of the Company which may be allotted, issued or otherwise dealt with by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue; (ii) the exercise of rights of subscription or conversion under the terms of any warrants or other securities issued by the Company carrying a right to subscribe for or purchase or to be converted into shares of the Company; or (iii) the exercise of options granted under the Company's executive share option scheme, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the date of passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws or the requirements of any recognised regulatory body or any stock exchange in any territory)."

B. "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to purchase shares in the capital of the Company subject to and in accordance with all applicable laws and the requirements of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares which may be purchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(c) the expression "Relevant Period" shall for the purpose of this Resolution have the same meaning as assigned to it under the Resolution set out as Resolution A in paragraph 5 of the notice convening this Meeting."

C. "**THAT** conditional upon the Resolutions set out as Resolutions A and B in paragraph 5 of the notice convening this Meeting being passed, the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and otherwise deal with shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby extended by the addition to the aggregate nominal amount of shares in the capital of the Company which may be allotted, issued or otherwise dealt with by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of shares in the capital of the Company purchased by the Company pursuant to the exercise by the Directors of the powers of the Company to purchase such shares, provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution."

By Order of the Board
Choi Yi Mei
Company Secretary

Hong Kong, 12th April, 2002

Notes:

1. Every member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his behalf. A proxy need not also be a member of the Company.

2. In order to be valid, a form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of authority, must be lodged with the Company's Registrars in Hong Kong, Central Registration Hong Kong Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting.

3. The Directors' general mandate to deal with the authorised but unissued share capital of the Company is proposed to be renewed by virtue of the Resolutions set out as Resolutions A and C in paragraph 5 of the above notice, although the Directors wish to state that they have no present intention to exercise such general mandate.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

EXPLANATORY STATEMENT

It is proposed that at the 2002 Annual General Meeting of C.P. Pokphand Co. Ltd. (the "Company"), a resolution will be proposed granting the directors of the Company (the "Directors") a general mandate to repurchase shares in its capital ("Shares"), since the previous general mandate granted to the Directors at the 2001 Annual General Meeting of the Company will expire at the forthcoming Annual General Meeting. In accordance with The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the Company is required to send to shareholders an explanatory statement (the "Explanatory Statement") containing all the information reasonably necessary to enable shareholders to make an informed decision on whether to vote for or against the above-mentioned resolution.

The purpose of the Explanatory Statement is to set out information required to be given to shareholders regarding the proposed granting to the Directors of a general mandate to repurchase Shares. The Shares proposed to be repurchased by the Company are fully paid-up.

(a) Exercise of the general mandate to repurchase Shares

The Resolution set out as Resolution B in paragraph 5 of the Notice convening the 2002 Annual General Meeting will, if passed, give a general unconditional mandate to the Directors (the "Share Repurchase Mandate") to repurchase on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") Shares representing up to 10% of its share capital in issue at the date of such Resolutions at any time until the next Annual General Meeting of the Company of any earlier date as referred to in that Resolution (the "Relevant Period"). All repurchases of Shares on the Stock Exchange by the Company must be approved in advance by an ordinary resolution either by way of a general mandate or by specific approval in relation to specific transactions.

Accordingly, exercise in full of the Share Repurchase Mandate (on the basis of 2,158,480,786 Shares in issue as at 12th April, 2002, being the latest practicable date prior to the printing of the Explanatory Statement) would result in up to 215,848,078 Shares being repurchased by the Company during the Relevant Period.

(b) Reasons for the repurchases

The Directors believe that the flexibility afforded to them by the Share Repurchase Mandate would be beneficial to the Company and its shareholders. Repurchases pursuant to such mandate may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the Shares and/or its earnings per share and the liquidity of the Shares on the Stock Exchange.

(c) Funding of repurchases

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-Laws and the laws of Bermuda (under which the Company was incorporated). The Directors propose that any Shares repurchased under the Share Repurchase Mandate would be financed from capital paid up on the repurchased Shares, the profits of the Company which would otherwise be available for dividend, the Company's share premium account and/or its contributed surplus account.

If the Share Repurchase Mandate is exercised in full, there may be a material adverse effect on the working capital requirements of the Company or the gearing levels, as compared with the position disclosed in the Company's audited accounts for the year ended 31st December, 2001. The Directors will consider the financial conditions of the Company prevailing at the time whenever they consider exercising the repurchased mandate and do not propose to exercise such mandate to such an extend as would, in the circumstances, have a material adverse effect on the working capital requirements or the gearing levels of the Company at the time of the relevant repurchases unless the Directors determine that such repurchases are, taking account of all relevant factors, in the best interests of the Company.

(d) Share prices

The highest and lowest prices at which Shares have been traded on the Stock Exchange during each of the twelve months preceding the issue of the Explanatory Statement are as follows:

	Highest	**Lowest**
	HK$	*HK$*
2001		
April	0.181	0.135
May	0.226	0.130
June	0.190	0.155
July	0.160	0.100
August	0.205	0.100
September	0.158	0.110
October	0.136	0.100
November	0.176	0.125
December	0.180	0.105
2002		
January	0.138	0.110
February	0.120	0.103
March	0.136	0.105

(e) General

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates presently intend to sell Shares to the Company in the event that the Share Repurchase Mandate is approved by the shareholders.

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the Share Repurchase Mandate in accordance with the Listing Rules, the laws of Bermuda and the Memorandum of Association and Bye-Laws of the Company.

Explanatory Statement (continued)

If as the result of a repurchase of shares, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Takeover Code"). As a result, a shareholder, or group of shareholders acting in concert depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code. As at 12th April, 2002, being the latest practicable date prior to the printing of this Explanatory Statement, Pakeman Co. Inc. ("Pakeman") and Perfect Investment Limited ("Perfect"), shareholders which are acting in concert, hold 1,066,662,834 Shares, representing approximately 49.4% of the issued share capital of the Company. In the event that the Directors exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the Share Repurchase Mandate, then (if the present shareholding otherwise remained the same), the interest held by Pakeman and Perfect which are acting in concert would be increased to approximately 54.9% of the issued share capital of the Company. In the opinion of the Directors, such increase may give rise to an obligation to make a mandatory offer under Rules 26 and 32 of the Takeover Code. The Directors have no present intention to repurchase any Shares and therefore do not propose to exercise the Share Repurchase Mandate to such extent.

The Company has not been notified by any connected person (as defined in the Listing Rules) that he has a present intention to sell Shares to the Company or has undertaken not to sell Shares held by them to the Company in the event that the Share Repurchase Mandate is approved by the shareholders.

The Company has not purchased any of Shares whether on the Stock Exchange or otherwise in the six months preceding the date of the Explanatory Statement.

Date: 12th April, 2002